NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ANNOUNCES UNAUDITED FINANCIAL AND OPERATING
RESULTS FOR YEAR ENDED DECEMBER 31, 2008
(Calgary, March 2, 2009) /CCN Matthews/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, is pleased to report operating and financial results for the fourth quarter and year ended December 31, 2008.
Year 2008 Overview
Despite the global economic turmoil that developed during the course of the year, Pengrowth was able to deliver solid results on several fronts. Pengrowth’s financial results and strong operating performance in 2008 have secured a solid future for the trust. Since the onset of the financial crisis, Pengrowth has actively undertaken initiatives to weather the current period of economic turmoil. For 2009 the Trust has entered into additional hedging contracts and reduced both our capital expenditure program and our monthly distribution. These steps are intended to preserve balance sheet strength and provide Pengrowth with the financial flexibility to capitalize on potential acquisition opportunities that may arise. As we strategically move forward into an uncertain 2009 environment, the fundamentals that result in our proven ability to achieve financial and operational success remain entrenched.
2008 and Fourth Quarter Highlights:
•	Oil and gas sales increased 11 percent, to $1.9 billion in 2008 reflective of higher average realized prices reached through the first three quarters of 2008. In the fourth quarter, oil and gas sales were $392.2 million, a decrease of 24 percent from the third quarter and an eight percent decrease from the fourth quarter of 2007.

•	Cash flow from operating activities increased 14 percent to $912.5 million in 2008 reflective of higher realized prices compared to 2007. Fourth quarter cash flow from operating activities was $154.8 million representing a 43 percent decrease from the third quarter and a 21 percent decrease from the fourth quarter of 2007.

•	Daily production for 2008 averaged 81,991 boe per day, consistent with 2008 guidance. The six percent decrease in the current year compared to 2007 full year average production of 87,401 boe per day, is primarily due to lower volumes as a result of divested properties and operational shutdowns offset by successful development activity and additional volumes from the acquired properties from Accrete Energy Inc. (“Accrete”) completed at the end of the third quarter. Fourth quarter production averaged 83,373 boe per day, relatively unchanged from the same quarter in 2007; additional volumes from the Accrete properties were partially offset by an unscheduled maintenance shutdown.

•	Pengrowth’s 2008 capital spending, excluding acquisitions, totalled $388.3 million ($283.1 million in 2007), including the Lindbergh project and resulted in reserve replacement of 80 percent for Total Proved plus Probable Reserves excluding acquisitions and 112 percent including acquisitions.

•	Distributions declared to unitholders in 2008 were $651.0 million. For the full year 2008, distributions declared were $2.59 per trust unit. Distributions declared to unitholders totalled 71 percent of cash flow from operating activities and 93 percent for the fourth quarter of 2008. Due to higher capital spending in 2008 and the desire to curtail debt, an increased percentage of cash flow from operations was withheld to fund the capital program.

•	Net income increased ten percent to $395.8 million in 2008 compared to $359.7 million in 2007. The increase was due to higher realized prices through the first three quarters of 2008, partly offset by higher royalties, operating expenses and general and administrative costs. In addition to these items, net income was effected by certain non-cash items including a $249.9 million unrealized gain on commodity risk management contracts, and a $71.9 million future tax reduction, partly offset by a $172.6 million unrealized foreign exchange loss on foreign denominated debt.

•	During 2008, Pengrowth’s average realized price was $62.76 per boe (after commodity risk management) compared to an average price of $53.90 per boe in 2007. Prices for liquids and natural gas were higher year over year reflective of the unprecedented benchmark prices through the third quarter of 2008.

•	During the fourth quarter of 2008, Pengrowth’s average realized price was $50.34 per boe (after commodity risk management) compared to an average realization of $67.71 per boe in the third quarter of 2008 and $54.58 in the fourth quarter of 2007. Compared to the other periods, prices for liquids were lower in the fourth quarter of 2008 while natural gas enjoyed a modest increase.

•	During 2008, Pengrowth closed a U.S. $265 million and a Cdn $15 million private placement of senior unsecured notes with interest rates of 6.98 percent and 6.61 percent respectively, due in 2018.

•	Operating netbacks (after commodity risk management) increased 14 percent in 2008 to $34.78 from 2007, driven by higher realized prices partially offset by higher royalties and operating costs. Fourth quarter 2008 operating netbacks were $26.23 per boe, a decrease of 30 percent from the third quarter and an 11 percent decrease from the fourth quarter of 2007.

•	Pengrowth’s finding and development costs for 2008 equaled $16.27 per boe on a proved plus probable basis. Including acquisitions, finding and development costs were $15.47 per boe on a proved plus probable basis. During the year, Pengrowth participated in 507 gross (217 net) wells with a 96 percent success rate.

•	During the fourth quarter of 2008, Pengrowth completed the divestiture of certain non-core, non-producing lands in the Dawson area in British Columbia. Proceeds of the disposition were approximately $27 million, with $21 million received in 2008.

•	On September 30, 2008, Pengrowth acquired properties in the Harmattan area from Accrete Energy Inc. (“Accrete”). All of Accrete’s oil and gas properties except those in the Harmattan area were transferred to Argosy Energy Inc., an unrelated company.

•	During the third quarter of 2008, Pengrowth completed the acquisition of additional working interest in the Harmattan area from Fairmount Energy Inc. for $12.0 million. Also in the third quarter of 2008, Pengrowth purchased additional working interests in both the Carson Creek and Garrington areas.

•	During the second quarter of 2008, Pengrowth completed property acquisitions of approximately $16.9 million, which included exercising a right of first refusal in Three Hills and purchasing additional working interest at Swan Hills.
The following discussion of financial results should be read in conjunction with the unaudited consolidated Financial Statements for the year ended December 31, 2008 of Pengrowth Energy Trust and is based on information available to March 2, 2009. All amounts are stated in Canadian dollars unless otherwise specified.

Summary of Financial & Operating Results

	Three Months ended December 31			Twelve Months ended December 31
(thousands, except per unit amounts)	2008	2007	% Change	2008	2007	% Change

INCOME STATEMENT
Oil and gas sales	$392,158	$425,249	(8)	$1,919,049	$1,722,038	11
Net income (loss)	$148,688	$(3,665)	4157	$395,850	$359,652	10
Net income (loss) per trust unit	$0.58	$(0.01)	5900	$1.58	$1.47	7

CASH FLOW
Cash flows from operating activities	$154,807	$196,325	(21)	$912,516	$800,344	14
Cash flows from operating activities per trust unit	$0.61	$0.80	(24)	$3.65	$3.26	12

Distributions declared	$144,663	$166,631	(13)	$651,015	$706,601	(8)
Distributions declared per trust unit	$0.565	$0.675	(16)	$2.590	$2.875	(10)

Ratio of distributions declared over cash flows from operating activities	93%	85%		71%	88%

Capital expenditures	$125,876	$95,743	31	$401,928	$309,708	30
Capital expenditures per trust unit	$0.49	$0.39	26	$1.61	$1.26	28
Weighted average number of trust units outstanding	255,473	246,513	4	250,182	245,470	2

BALANCE SHEET
Working capital				$(70,159)	$(189,603)	(63)
Property, plant and equipment				$4,251,381	$4,306,682	(1)
Long term debt				$1,524,503	$1,203,236	27
Trust unitholders’ equity				$2,663,805	$2,756,220	(3)
Trust unitholders’ equity per trust unit				$10.40	$11.17	(7)

Currency (U.S.$/Cdn$) (closing rate at period end)				0.8210	1.0088

Number of trust units outstanding at period end				256,076	246,846	4

AVERAGE DAILY PRODUCTION
Crude oil (barrels)	24,236	25,892	(6)	24,416	26,327	(7)
Heavy oil (barrels)	8,217	7,434	11	8,122	7,168	13
Natural gas (mcf)	241,709	250,117	(3)	240,825	266,980	(10)
Natural gas liquids (barrels)	10,634	9,319	14	9,315	9,409	(1)
Total production (boe)	83,373	84,331	(1)	81,991	87,401	(6)

TOTAL PRODUCTION (mboe)	7,670	7,758	(1)	30,009	31,901	(6)

PRODUCTION PROFILE
Crude oil	29%	31%		30%	30%
Heavy oil	10%	9%		10%	8%
Natural gas	48%	49%		49%	51%
Natural gas liquids	13%	11%		11%	11%

AVERAGE REALIZED PRICES (after commodity risk management)
Crude oil (per barrel)	$65.87	$73.69	(11)	$77.78	$71.88	8
Heavy oil (per barrel)	$42.20	$45.47	(7)	$75.77	$44.53	70
Natural gas (per mcf)	$7.40	$6.90	7	$8.19	$7.29	12
Natural gas liquids (per barrel)	$43.87	$67.64	(35)	$70.67	$58.86	20
Average realized price per boe	$50.34	$54.58	(8)	$62.76	$53.90	16

PROVED PLUS PROBABLE RESERVES
Crude oil (mbbls)				121,289	124,188	(2)
Heavy oil (mbbls)				27,728	21,792	27
Natural gas (bcf)				852	870	(2)
Natural gas liquids (mbbls)				32,442	28,994	12
Total oil equivalent (mboe)				323,463	319,921	1

SUMMARY OF TRUST UNIT TRADING
NYSE — PGH ($U.S.)
High	$15.00	$19.21		$21.90	$19.85
Low	$6.84	$17.30		$6.84	$15.82
Close	$7.62	$17.77		$7.62	$17.77
TSX — PGF.UN ($Cdn)
High	$15.98	$18.68		$21.56	$21.04
Low	$8.55	$17.00		$8.55	$16.92
Close	$9.35	$17.62		$9.35	$17.62
Note regarding currency: all figures contained within this report are quoted in Canadian dollars unless otherwise indicated.

Summary of Trust Unit Trading Data

						Value
		High	Low	Close	Volume (000s)	($ millions)

TSX — PGF.UN ($ Cdn)
2008	1st quarter	19.82	14.16	19.67	30,755	557.9
	2nd quarter	21.56	19.17	20.50	28,004	569.7
	3rd quarter	20.55	14.73	15.99	31,735	565.4
	4th quarter	15.98	8.55	9.35	35,035	402.7
	Year	21.56	8.55	9.35	125,529	2,095.7

2007	1st quarter	20.85	18.62	19.45	37,742	744.8
	2nd quarter	21.04	18.82	20.27	28,348	561.5
	3rd quarter	20.70	16.92	18.64	27,970	524.5
	4th quarter	18.68	17.00	17.62	23,559	423.1
	Year	21.04	16.92	17.62	117,619	2,253.9

NYSE — PGH ($ U.S.)
2008	1st quarter	19.47	13.67	19.10	14,293	257.5
	2nd quarter	21.90	18.86	20.11	19,425	392.7
	3rd quarter	20.20	14.16	14.94	26,815	457.7
	4th quarter	15.00	6.84	7.62	41,776	401.2
	Year	21.90	6.84	7.62	102,309	1,509.1

2007	1st quarter	17.96	15.82	16.87	26,633	449.1
	2nd quarter	19.84	16.45	19.09	23,668	428.6
	3rd quarter	19.85	16.25	18.84	19,284	346.9
	4th quarter	19.21	17.30	17.77	13,980	256.4
	Year	19.85	15.82	17.77	83,565	1,481.0

Frequently Recurring Terms
For the purposes of this discussion, we use certain frequently recurring terms as follows: the “Trust” refers to Pengrowth Energy Trust, the “Corporation” refers to Pengrowth Corporation, “Pengrowth” refers to the Trust and its subsidiaries and the Corporation on a consolidated basis and the “Manager” refers to Pengrowth Management Limited.
Pengrowth uses the following frequently recurring industry terms in this discussion: “bbls” refers to barrels, “boe” refers to barrels of oil equivalent, “mboe” refers to a thousand barrels of oil equivalent, “mcf” refers to thousand cubic feet, “gj” refers to gigajoule and “mmbtu” refers to million British thermal units.
Advisory Regarding Forward-Looking Statements
This discussion contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance” “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this discussion include, but are not limited to, statements with respect to: reserves, 2009 production, production additions from Pengrowth’s 2009 development program, royalty obligations, 2009 operating expenses, future income taxes, goodwill, asset retirement obligations, taxability of distributions, remediation and abandonment expenses, capital expenditures, general and administration expenses, and proceeds from the disposal of properties. Statements relating to “reserves” are forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions that the reserves described exist in the quantities predicted or estimated and can profitably be produced in the future.
Forward-looking statements and information are based on Pengrowth’s current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices, future oil and natural gas production levels, future exchange rates, the proceeds of anticipated divestitures, the amount of future cash distributions paid by Pengrowth, the cost of expanding our property holdings, our ability to obtain equipment in a timely manner to carry out development activities, our ability to market our oil and natural gas successfully to current and new customers, the impact of increasing competition, our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploitation activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth’s ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; compliance with environmental laws and regulations; changes in tax and royalty laws; the failure to qualify as a mutual fund trust; and Pengrowth’s ability to access external sources of debt and equity capital. Further information regarding these factors may be found under the heading “Business Risks” herein and under “Risk Factors” in Pengrowth’s most recent Annual Information Form (AIF), and in Pengrowth’s most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov.
Pengrowth cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this discussion are made as of the date of this discussion and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-

looking statements, except as required by law. The forward-looking statements in this document are provided for the limited purpose of enabling current and potential investors to evaluate an investment in Pengrowth. Readers are cautioned that such statements may not be appropriate, and should not be used for other purposes.
The forward-looking statements contained in this discussion are expressly qualified by this cautionary statement.
Critical Accounting Estimates
As discussed in Note 2 to the financial statements, the financial statements are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP). Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period ended.
The amounts recorded for depletion, depreciation and amortization of injectants, the provision for asset retirement obligations, unit based compensation, goodwill and future taxes are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The amounts recorded for the fair value of risk management contracts and the unrealized gains or losses on the change in fair value are based on estimates. These estimates can change significantly from period to period. As required by National Instrument 51-101 (NI 51-101) Standards of Disclosure for Oil and Gas Activities, Pengrowth uses independent qualified reserve evaluators in the preparation of reserve evaluations. By their nature, these estimates are subject to measurement uncertainty and changes in these estimates may impact the consolidated financial statements of future periods.
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended. Certain of these estimates may change from period to period resulting in a material impact on Pengrowth’s results of operations, financial position, and change in financial position.
The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions as determined by Pengrowth’s independent reserves evaluators. A material change in the future costs and oil and gas prices may have a material affect on the results of the ceiling test calculation. Any impairment indicated by the ceiling test would be written off through net income in the period. The prices used in the ceiling test are disclosed in Note 6 to the annual consolidated financial statements. While the reserves and estimated future prices have changed over the past two years, the results of the ceiling tests have indicated a significant surplus over net book value. Please refer to the oil and gas disclosures in the AIF filed each year for detailed disclosure of reserves and future net revenue.
The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s reporting units which is referenced to Pengrowth’s trust unit price and the premium an arm’s length party would pay to acquire all of the outstanding trust units. Under Canadian GAAP, goodwill is assessed for impairment in a 2 step process. In the first step, the total net assets are compared to Pengrowth’s total market capitalization and any control premium that may be considered reasonable. If the total market capitalization is greater than the total net assets, goodwill is determined not to be impaired and no further assessment is required. A significant change in the market price of Pengrowth’s trust units or the necessary control premium may have a material impact on the assessment of goodwill which may require quantification under Step 2. Pengrowth has never been required to quantify any impairment under Step 2. Continued decline in the trust unit price could cause Pengrowth to quantify any impairment under Step 2, which may result in a material write-down.
In the second step of the impairment assessment of goodwill, the total market capitalization plus any control premium is compared to the fair value of Pengrowth’s net assets. The fair values of assets except property, plant and equipment would be determined in accordance with the policies disclosed in Note 20 to the audited annual financial statements. The fair value of property, plant and equipment would be determined based on estimates of proved plus probable reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions as determined by Pengrowth’s independent reserves evaluators. A material change in the future costs and oil and gas prices may have a material affect on the results of the quantification of any potential impairment.

Non-GAAP Financial Measures
This discussion refers to certain financial measures that are not determined in accordance with GAAP in Canada or the United States. These measures do not have standardized meanings and may not be comparable to similar measures presented by other trusts or corporations. Measures such as operating netbacks do not have standardized meanings prescribed by GAAP.
Distributions can be compared to cash flow from operating activities in order to determine the amount, if any, of distributions financed through debt or short term borrowing. The current level of capital expenditures funded through retained cash, as compared to debt or equity, can also be determined when it is compared to the difference in cash flow from operating activities and distributions paid in the financing section of the Statement of Cash Flows.
Management monitors Pengrowth’s capital structure using non-GAAP financial metrics. The two metrics are Total Debt to the trailing twelve months Earnings Before Interest, Taxes, Depletion, Depreciation, Amortization, Accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Total Debt is the sum of working capital, long term debt and convertible debentures as shown on the balance sheet, and Total Capitalization is the sum of Total Debt and Unitholder’s equity. Management believes that targeting prudent ratios of these measures are reasonable given the size of Pengrowth, its capital management objectives, growth strategy, uncertainty of oil and gas commodity prices and additional margin required from the debt covenants.
If the ratio of Total Debt to trailing EBITDA reaches or exceeds certain levels, management would consider steps to reduce the ratio of Total Debt to trailing EBITDA. If the ratio of Total Debt to Total Capitalization reaches or exceeds certain levels, except upon completion of a material acquisition, Pengrowth management would consider steps to improve the ratio while considering our debt financial covenant limits. Those steps could include, but are not limited to, raising equity, selling assets, reducing capital expenditures or reducing distributions. Details of these measures are included in Note 19 to the consolidated financial statements.
Non-GAAP Operational Measures
The reserves and production in this discussion refer to Company Interest reserves or production that is Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus the interest in production or reserves at the wellhead. Company interest is more fully described in Pengrowth’s AIF.
When converting natural gas to equivalent barrels of oil within this discussion, Pengrowth uses the industry standard of six thousand cubic feet to one barrel of oil equivalent. Barrels of oil equivalent may be misleading, particularly if used in isolation; a conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion primarily and does not represent a value equivalency at the wellhead. Production volumes, revenues and reserves are reported on a company interest gross basis (before royalties) in accordance with Canadian practice.
Currency
All amounts are stated in Canadian dollars unless otherwise specified.
OVERVIEW
Pengrowth generated record cash flow from operating activities for the full year of 2008 of $912.5 million, a 14 percent increase over the full year of 2007. The increase in cash flow from operating activities in 2008 is the result of higher realized commodity prices for oil, gas and natural gas liquids (NGLs) through the first three quarters of the year, which more than offset the impact of lower volumes and higher royalty and operating expenses.

	Three months ended			Twelve months ended
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Production (boe/d)	83,373	80,981	84,331	81,991	87,401
Netback ($/boe)	26.23	37.48	29.56	34.78	30.40
Cash flows from operating activities ($000)	154,807	273,597	196,325	912,516	800,344
Net income (loss) ($000)	148,688	422,395	(3,665)	395,850	359,652
Included in Net income:
Unrealized gain (loss) on commodity risk management ($000)	292,249	476,005	(136,606)	249,899	(122,307)
Unrealized foreign exchange gain (loss) on foreign denominated debt ($000)	(127,207)	(24,999)	5,665	(172,626)	73,940

On a year-over-year basis, net income increased by ten percent in 2008 to $395.8 million compared to $359.7 million in 2007. Included in the net income are unrealized gains on mark-to-market commodity risk management contracts of $249.9 million before taxes ($174.9 million after tax) compared to a $122.3 million before tax ($91.3 million after tax) unrealized loss in 2007. While the weakening of the Canadian dollar relative to the U.S. dollar had a positive impact on cash flow, the weakness also resulted in pre-tax unrealized foreign exchange losses on foreign denominated debt of $127.2 million in the fourth quarter 2008 and $172.6 million for the full year of 2008 compared to pre-tax unrealized gains of $5.7 million and $73.9 million in the comparative periods in the prior year, respectively.
The commodity risk management activities, which are utilized to partially secure returns from significant acquisitions and provide a level of stability to the Trust’s cash flow from operating activities, has from time to time limited the Trust’s ability to fully realize higher commodity prices. With lower commodity prices at the end of the fourth quarter, the commodity risk management activity did offset a portion of the Trust’s exposure to the reduced prices.
RESULTS OF OPERATIONS
This discussion contains the results of Pengrowth Energy Trust and its subsidiaries.
Production
Average daily production increased approximately three percent in the fourth quarter of 2008 compared to the third quarter of 2008. Increased volumes are primarily attributable to development additions, the acquisition of Accrete on September 30, 2008, and an additional condensate lift at Sable Offshore Energy Project (“SOEP”), offset by a lengthy unscheduled plant outage at Quirk Creek and operational issues in the Olds area. Average daily production decreased in the fourth quarter and full year 2008 compared to the same periods of 2007 as a result of lower volumes due to divested properties and maintenance shutdowns offset by successful development activity and additional volumes acquired through the previously mentioned Accrete acquisition.
At this time, Pengrowth anticipates 2009 full year production to average between 76,000 to 78,000 boe per day. This estimate excludes the impact from any potential future acquisitions and dispositions. Given the current market conditions, Pengrowth has reduced the development capital program including Lindbergh to $209 million, compared to $388 million in 2008, which has a direct impact on the outlook for production for the full year of 2009.
Daily Production

	Three months ended			Twelve months ended
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Light crude oil (bbls)	24,236	23,286	25,892	24,416	26,327
Heavy oil (bbls)	8,217	8,287	7,434	8,122	7,168
Natural gas (mcfs)	241,709	246,287	250,117	240,825	266,980
Natural gas liquids (bbls)	10,634	8,361	9,319	9,315	9,409

Total boe per day	83,373	80,981	84,331	81,991	87,401

Light crude oil production volumes increased four percent in the fourth quarter of 2008 compared to the third quarter of 2008 primarily due to successful results from recompletion work at Fenn Big Valley and additional volumes coming back on line in Judy Creek after third quarter maintenance work. Production volumes decreased approximately seven percent for the full year of 2008 compared to the full year of 2007 and six percent in the fourth quarter of 2008 from the fourth quarter of 2007. The decrease is mainly attributable to the absence of volumes from divested properties (approximately 850 bbls per day for the full year of 2008), and natural declines.
Heavy oil production increased 11 percent compared to the fourth quarter of 2007 and decreased slightly in the fourth quarter of 2008 compared to the third quarter of 2008. The additional volumes are the result of successful development activity primarily at Tangleflags and increased productivity of existing wells in East Bodo from success with the polymer flood. These additional volumes were partially offset by natural declines.
Natural gas production decreased ten percent for the full year of 2008 and three percent in the fourth quarter of 2008 compared to the same periods of 2007. The decreases are mainly attributable to maintenance shutdowns (Olds and Quirk Creek) and the absence of volumes from properties divested in 2007 of approximately 14,000 mcf per day for the full year 2008. Offsetting the decreases were additional volumes from the Accrete acquisition, which contributed volumes in the fourth quarter and successful development activities of new wells and increased productivity of existing wells. Production volumes decreased approximately two percent in the fourth quarter of 2008 compared to the third quarter of 2008 as a result of maintenance shutdowns at Quirk Creek, operational issues at Olds and natural declines, partially offset by additional volumes from the previously mentioned Accrete acquisition.
NGL production decreased slightly for full year 2008 compared to full year 2007 primarily due to divested properties offset by an additional condensate lift at SOEP in the current year, higher sales at Judy Creek as a result of lower NGL volumes required for miscible flood requirements and additional volumes from the Accrete acquisition. Fourth quarter 2008 production increased 27 percent compared to third quarter 2008 as a result of an additional condensate lift at SOEP, added volumes from the previously mentioned acquisition, partly offset by a maintenance shutdown at Quirk Creek. Fourth quarter production increased 14 percent when compared to the same period of 2007 as a result of an additional condensate lift at SOEP in the current period.
Pricing and Commodity Risk Management
Although in 2008 the oil and gas industry realized record benchmark prices through the third quarter, Pengrowth did not fully benefit from these higher benchmark prices due to the effects of the risk management strategy. Pengrowth’s realizations in the fourth quarter were influenced by the dramatic benchmark price declines, however gains from commodity risk management activities partially offset some of the decreases in benchmark prices.
As part of its risk management strategy, Pengrowth uses forward price swaps to manage its exposure to commodity price fluctuations to provide a measure of stability to monthly cash distributions and to partially secure returns on significant new acquisitions. As of December 31, 2008, Pengrowth has crude oil contracts for 2009, 2010 and 2011 for approximately 13,000 bbls per day, 6,500 bbls per day and 500 bbls per day respectively. Also as of December 31, 2008, Pengrowth has natural gas contracts for 2009 and 2010 for 75,000 mcf per day and 16,600 mcf per day, respectively. Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.3 million pre-tax change in the value of the crude contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $16.7 million pre-tax change in the value of the natural gas contracts. The changes in the fair value of the forward contracts directly affects net income through the unrealized amounts booked to the statement of income during the period. The effect on cash flows will be recognized separately only upon realization of the contracts, which could vary significantly from the unrealized amount recorded due to timing and prices when each contract is settled. However, if each contract were to settle at the contract price in effect at December 31, 2008, future revenue would be increased by the $164.7 million unrealized commodity risk management gains that have been recorded. Pengrowth has fixed the Canadian dollar exchange rate at the same time that it swaps any U.S. dollar denominated commodity in order to protect against changes in the foreign exchange rate.
Pengrowth has not designated any outstanding commodity contracts as hedges for accounting purposes and therefore records these contracts on the balance sheet at their fair value and recognize changes in fair value on the statement of income as unrealized commodity risk management gains or losses. There will continue to be volatility in earnings to the extent that the fair value of commodity contracts fluctuate however, these non-cash amounts do not impact Pengrowth’s operating cash flows. Realized commodity risk management gains or losses are recorded in oil and gas sales on the statement of income and impacts cash flows at that time.

Average Realized Prices

	Three months ended			Twelve months ended
(Cdn$)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Light crude oil (per bbl)	60.76	118.81	82.31	98.20	72.93
after realized commodity risk management	65.87	82.00	73.69	77.78	71.88
Heavy oil (per bbl)	42.20	96.93	45.47	75.77	44.53
Natural gas (per mcf)	6.97	8.82	6.20	8.32	6.71
after realized commodity risk management	7.40	8.29	6.90	8.19	7.29
Natural gas liquids (per bbl)	43.87	87.06	67.64	70.67	58.86

Total per boe	47.60	79.91	55.16	69.24	52.46
after realized commodity risk management	50.34	67.71	54.58	62.76	53.90

Benchmark prices
WTI oil (U.S.$ per bbl)	58.73	117.98	90.71	99.65	72.12
AECO spot gas (Cdn$ per gj)	6.43	8.76	5.69	7.70	6.27
NYMEX gas (U.S.$ per mmbtu)	6.94	10.24	6.97	9.04	6.86
Currency (U.S.$/Cdn$)	0.83	0.96	1.02	0.94	0.93

Realized Commodity Risk Management Gains (Losses)

	Three months ended			Twelve months ended
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Light crude oil ($ millions)	11.4	(78.8)	(20.5)	(182.5)	(10.1)
Light crude oil ($ per bbl)	5.11	(36.81)	(8.62)	(20.42)	(1.05)

Natural gas ($ millions)	9.6	(12.1)	16.0	(11.8)	56.1
Natural gas ($ per mcf)	0.43	(0.53)	0.70	(0.13)	0.58

Combined ($ millions)	21.0	(90.9)	(4.5)	(194.3)	46.0
Combined ($ per boe)	2.74	(12.20)	(0.58)	(6.48)	1.44

Commodity price contracts in place at December 31, 2008 are detailed in Note 20 to the consolidated financial statements. Additionally, the fair value of the outstanding contracts has been recorded on the balance sheet as an asset of $165 million at year end of which the majority is a current asset of $123 million. In the year ended December 31, 2007 the total net liability was $85 million, of which $63 million was current. An unrealized gain of $250 million resulting from the change in fair value from January 1 to December 31, 2008 has been recognized in the statement of income compared to an unrealized loss of $122 million for the same time period in 2007.
Oil and Gas Sales — Contribution Analysis
The following table includes the impact of realized commodity risk management activity.

($ millions)	Three months ended						Twelve months ended
	Dec 31,	% of	Sept 30,	% of	Dec 31,	% of	Dec 31,	% of	Dec 31,	% of
Sales Revenue	2008	total	2008	total	2007	total	2008	total	2007	total

Light crude oil	146.9	37	175.6	34	175.6	41	695.1	36	690.8	40
Natural gas	164.5	42	187.9	36	158.8	37	722.1	38	710.1	41
Natural gas liquids	42.9	11	66.9	13	57.9	14	240.9	12	202.1	12
Heavy oil	31.9	8	73.9	14	31.1	8	225.3	12	116.5	7
Brokered sales/sulphur	5.9	2	14.4	3	1.8	—	35.6	2	2.5	—

Total oil and gas sales	392.1		518.7		425.2		1,919.0		1,722.0

Oil and Gas Sales — Price and Volume Analysis
The following table illustrates the effect of changes in prices and volumes on the components of oil and gas sales, including the impact of realized commodity risk management activity, on a year-over-year basis.

($ millions)	Light oil	Natural gas	NGLs	Heavy oil	Other		Total

Period ended Dec 31, 2007	690.8	710.1	202.1	116.5	2.5		1,722.0
Effect of change in product prices	225.9	142.1	40.3	92.9	—		501.2
Effect of change in sales volumes	(49.1)	(62.4)	(1.5)	15.9	—		(97.1)
Effect of change in realized commodity risk management activities	(172.4)	(67.9)	—	—	—		(240.3)
Other	(0.1)	0.2	—	—	33.1	*	33.2

Period ended Dec 31, 2008	695.1	722.1	240.9	225.3	35.6		1,919.0

*	Primarily sulphur sales
Processing and Other Income

	Three months ended				Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008		Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Processing & other income	2.3	5.2	(1)	4.1	15.5	20.6
$ per boe	0.31	0.70		0.53	0.52	0.64

(1)	Prior quarter restated to conform to presentation adopted in the current period.
Processing and other income is primarily derived from fees charged for processing and gathering third party gas, road use, oil and water processing. Fourth quarter 2008 income is lower in comparison to the third quarter of 2008, which is primarily a result of prior period road use income being booked in the third quarter.
This income primarily represents the partial recovery of operating expenses reported separately.
Royalty Expense

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Royalty expense	80.7	129.5	85.4	434.0	319.3
$ per boe	10.51	17.39	11.01	14.46	10.01

Royalties as a percent of sales	20.6%	25.0%	20.0%	22.6%	18.5%
Royalties as a percent of sales excluding realized risk management contracts	21.7%	21.2%	19.9%	20.5%	19.1%
Royalties include Crown, freehold and overriding royalties as well as mineral taxes. The royalty rate for 2008 is higher than 2007 primarily a reflection of the higher average market prices used for the calculation of royalty expense. The fourth quarter 2008 royalty rate is lower compared to the third quarter as a result of lower average market prices. Additionally, gains or losses from realized commodity risk management activities affect royalty rates as a percentage of sales, since royalty payments are based on revenue prior to commodity risk management activities. Royalty expense would represent 21.7 and 20.5 percent of sales for the fourth quarter and the full year of 2008, respectively, excluding the effects of realized commodity risk management contracts.
Effective January 1, 2009, the Alberta Government’s changes to the royalty calculations were implemented. Under this new regime, Pengrowth’s outlook for 2009 royalty expense is forecasted to average approximately 22 percent of sales.
Operating Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Operating expenses	104.1	105.2	103.8	418.5	406.5
$ per boe	13.57	14.13	13.38	13.95	12.74

Operating expenses decreased slightly from the third quarter of 2008 as increased utility costs of $3.6 million were more than offset by decreases in turnaround expenses and subsurface maintenance work at

Goose River, Carson Creek and Judy Creek. Operating expenses year-over-year increased by three percent, or nine percent on a per boe basis. The increase for the full year 2008 compared to the full year 2007 is mainly attributable to higher utility costs which increased $20.1 million reflective of a 23 percent increase in the Alberta power pool price. Other increased expenses in 2008 related to the Olds turnaround and increased maintenance costs associated with the Quirk Creek field shutdown, which were offset by lower subsurface maintenance activity at Judy Creek, Carson Creek and Bodo.
Operating expenses are expected to decrease slightly for the full year 2009; however per boe operating costs are estimated to increase to approximately $14.45 per boe, a four percent increase from the full year 2008. The expected increase in per boe operating costs is primarily attributed to the anticipated production decline in 2009.
Net Operating Expenses

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Net operating expenses	101.8	100.0	99.7	403.0	385.9
$ per boe	13.27	13.43	12.85	13.43	12.10

Included in the table above are operating expenses net of processing and other income.
Transportation Costs

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Light oil transportation	0.4	0.7	1.2	3.4	3.5
$ per bbl	0.19	0.33	0.49	0.38	0.37
Natural gas transportation	2.3	2.6	2.1	9.1	9.1
$ per mcf	0.10	0.11	0.09	0.10	0.09

Pengrowth incurs transportation costs for its product once the product enters a feeder or main pipeline to the title transfer point. The transportation cost is dependant upon third party rates and distance the product travels on the pipeline prior to changing ownership or custody. Pengrowth has the option to sell some of its natural gas directly to premium markets outside of Alberta by incurring additional transportation costs. Pengrowth sells most of its natural gas without incurring significant additional transportation costs. Similarly, Pengrowth has elected to sell approximately 65 percent of its crude oil at market points beyond the wellhead but at the first major trading point, requiring minimal transportation costs.
Amortization of Injectants for Miscible Floods

	Three months ended			Twelve months ended
($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Purchased and capitalized	5.4	4.8	8.1	21.0	26.1
Amortization	5.9	6.5	7.5	25.9	34.1

The cost of injectants (primarily natural gas and ethane) purchased for injection in the miscible flood program at Judy Creek and Swan Hills is amortized equally over the period of expected future economic benefit. The cost of injectants purchased in 2008 and 2007 are amortized over a 24 month period. As of December 31, 2008, the balance of unamortized injectant costs was $22.4 million.
The amount of injectants purchased and capitalized in the fourth quarter 2008 was higher than the third quarter of 2008 due to the timing and the requirements of this ongoing program. The value of Pengrowth’s proprietary injectants is not recorded as an asset or a sale; the cost of producing these injectants is included in operating expenses.

Operating Netbacks
There is no standardized measure of operating netbacks and therefore operating netbacks, as presented below, may not be comparable to similar measures presented by other companies. Certain assumptions have been made in allocating operating expenses, other production income, other income and royalty injection credits between light crude, heavy oil, natural gas and NGL production.
Pengrowth recorded an average operating netback of $26.23 per boe in the fourth quarter of 2008 compared to $37.48 per boe in the third quarter of 2008 and $29.56 per boe for the fourth quarter of 2007. The decrease in the netback in the fourth quarter compared to the third quarter of 2008 and the fourth quarter of 2007 was primarily a result of lower combined commodity price realizations.
The sales price used in the calculation of operating netbacks is after realized commodity risk management gains or losses.

		Three months ended		Twelve months ended
Combined Netbacks ($ per boe)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price (after commodity risk management)	50.34	67.71	54.58	62.76	53.90
Other production income	0.78	1.91	0.23	1.19	0.08

	51.12	69.62	54.81	63.95	53.98
Processing and other income(1)	0.31	0.70	0.53	0.52	0.64
Royalties	(10.51)	(17.39)	(11.01)	(14.46)	(10.01)
Operating expenses	(13.57)	(14.13)	(13.38)	(13.95)	(12.74)
Transportation costs	(0.35)	(0.44)	(0.42)	(0.42)	(0.40)
Amortization of injectants	(0.77)	(0.88)	(0.97)	(0.86)	(1.07)

Operating netback	26.23	37.48	29.56	34.78	30.40

		Three months ended		Twelve months ended
Light Crude Netbacks ($ per bbl)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price (after commodity risk management)	65.87	82.00	73.69	77.78	71.88
Other production income	(0.02)	(0.01)	0.36	0.19	0.15

	65.85	81.99	74.05	77.97	72.03
Processing and other income(1)	0.06	1.47	0.33	0.62	0.44
Royalties	(14.02)	(20.10)	(13.86)	(16.73)	(11.57)
Operating expenses (1)	(14.86)	(14.72)	(14.98)	(15.39)	(13.73)
Transportation costs	(0.19)	(0.33)	(0.49)	(0.38)	(0.37)
Amortization of injectants	(2.64)	(3.05)	(3.14)	(2.90)	(3.54)

Operating netback	34.20	45.26	41.91	43.19	43.26

		Three months ended		Twelve months ended
Heavy Oil Netbacks ($ per bbl)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price	42.20	96.93	45.47	75.77	44.53
Processing and other income	0.29	0.02	0.19	0.32	0.27
Royalties (2)	(1.95)	(15.87)	(5.91)	(10.54)	(5.86)
Operating expenses(1)	(12.77)	(13.17)	(11.92)	(12.47)	(12.60)

Operating netback	27.77	67.91	27.83	53.08	26.34

		Three months ended		Twelve months ended
Natural Gas Netbacks ($ per mcf)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price (after commodity risk management)	7.40	8.29	6.90	8.19	7.29
Other production income	0.27	0.63	0.04	0.39	0.01

	7.67	8.92	6.94	8.58	7.30
Processing and other income(1)	0.09	0.09	0.14	0.10	0.16
Royalties	(1.62)	(2.19)	(1.22)	(1.88)	(1.33)
Operating expenses (1)	(2.19)	(2.31)	(2.06)	(2.23)	(2.04)
Transportation costs	(0.10)	(0.11)	(0.09)	(0.10)	(0.09)

Operating netback	3.85	4.40	3.71	4.47	4.00

		Three months ended		Twelve months ended
NGLs Netbacks ($ per bbl)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Sales price	43.87	87.06	67.64	70.67	58.86
Royalties	(12.27)	(32.22)	(23.61)	(25.74)	(18.49)
Operating expenses(1)	(12.93)	(14.62)	(14.67)	(13.93)	(12.57)

Operating netback	18.67	40.22	29.36	31.00	27.80

(1)	Prior Period restated to conform to presentation in the current period

(2)	Heavy Oil Royalties in the fourth quarter of 2008 includes accounting adjustments related to overpayment of royalties in the third quarter.
Interest Expense

		Three months ended		Twelve months ended

($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Interest Expense	22.6	19.0 (1)	19.7	76.3	84.3

(1)	Prior quarter restated to conform to presentation adopted in the current period.
Interest expense increased in the fourth quarter of 2008 compared to the third quarter of 2008 primarily due to higher debt levels. The increase compared to the same time period of 2007 is a result of higher debt levels and the weakening of the Canadian dollar. See Note 9 to the consolidated financial statements for further details. Interest expense decreased ten percent year-over-year which is reflective of a lower average debt level in 2008 compared to the same time period of 2007 which included $13.9 million of interest on bank indebtedness incurred on a $600 million credit facility that Pengrowth fully repaid on July 13, 2007 and debt relating to the ConocoPhillips properties (“CP properties”) acquisition. Approximately 65 percent of Pengrowth’s outstanding long term debt as at December 31, 2008 incurs interest that is payable in U.S. dollars and therefore the recorded amount of interest expense is subject to fluctuations in the U.S. dollar exchange rate.
General and Administrative Expenses

		Three months ended		Twelve months ended

($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Cash G&A expense	13.7	11.3	12.4	48.9	50.5
$ per boe	1.79	1.52	1.60	1.63	1.58
Non-cash G&A expense	3.5	1.9	1.8	10.0	5.4
$ per boe	0.45	0.26	0.22	0.33	0.17

Total G&A	17.2	13.2	14.2	58.9	55.9
Total G&A ($ per boe)	2.24	1.78	1.82	1.96	1.75

The cash component of general and administrative (G&A) expenses for the fourth quarter of 2008 compared to the third quarter of 2008 increased $2.4 million. This increase is primarily due to higher professional fees and fees for annual reserve reporting, $0.3 million increase in legal fees and $1.0 million for the estimated reimbursement of G&A incurred by the Manager, pursuant to the management agreement. Cash G&A decreased $1.6 million year-over year due to the absence of the CP properties transition services fees of $3.0 million and lower legal fees of $2.4 million offset by increased charges of $2.2 million related to relocating to offices in Livingston Place.
The non-cash component of G&A represents the compensation expense associated with Pengrowth’s Long Term Incentive Programs (LTIP) including trust unit rights and deferred entitlement units. The increase comparing the fourth quarter of 2008 compared to the third quarter of 2008 and the comparative periods of 2007 is due to higher LTIP expenses resulting from an improvement to the performance multiplier and from granting additional trust units under the LTIP as a result of the increased number of employees.
Total G&A expenses per boe are expected to increase slightly in 2009 when compared to 2008. On a per boe basis, G&A is anticipated to be approximately $2.37 per boe for full year 2009, which includes non-cash G&A and anticipated management fees of approximately $0.21 per boe.

Management Fees

		Three months ended		Twelve months ended

($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Management Fee	(2.0)	3.0	(2.2)	7.0	6.8
$ per boe	(0.26)	0.40	(0.28)	0.23	0.21

Commencing July 1, 2006, for the remaining three year term, the maximum fees payable to the Manager are limited to 60 percent of the fees that would have been payable under the original agreement or $12 million, whichever is lower, plus certain expenses. The current agreement expires on June 30, 2009 and does not contain a further right of renewal. A special committee of the board of directors, comprised of all independent members of the board, was formed for the purpose of advising the board in connection with all matters pertaining to the orderly transition to a traditional corporate management structure at the end of the term.
Upon expiry of the contract, Mr. James S. Kinnear will continue in the capacity of Chairman and Chief Executive Officer of the Corporation under the terms of a traditional executive contract.
Management fees are lower in the fourth quarter of 2008 compared to the third quarter and relatively consistent for the full year of 2008 and fourth quarter of 2008 compared to the same periods of 2007 due to the performance fee component of the calculation. The performance fee is only paid when a specific rate of return to unitholders is achieved over a three year period. In the fourth quarter of the year, a final calculation of amounts due under the contract is performed.
Management fees are expected to be approximately $0.21 per boe for the full year of 2009.
Related Party Transactions
Details of related party transactions undertaken in 2008 and 2007 are provided in Note 17 to the financial statements. These transactions include the management fees paid to the Manager. The Manager is controlled by James S. Kinnear, the Chairman, President and Chief Executive Officer of the Corporation. The management fees paid to the Manager are pursuant to a management agreement which has been approved by the trust unitholders. Mr. Kinnear does not receive any salary or bonus in his capacity as a director and officer of the Corporation and has not received any new trust unit options or rights since November 2002.
Related party transactions in 2008 also include $1.0 million (2007 — $1.1 million) paid to a law and corporate finance firm controlled by the Vice President and Corporate Secretary of the Corporation, Charles V. Selby. These fees are paid in respect of legal and advisory services provided by the Vice President and Corporate Secretary of the Corporation. Mr. Selby does not receive a salary from Pengrowth but has been granted trust unit rights and deferred entitlement units from time to time, the costs of which are not included in the legal fees. During 2008, the Vice President and Corporate Secretary was granted 23,670 trust unit rights and 3,945 DEU’s (2007 — 20,901 trust unit rights and 3,484 DEU’s ).
Taxes
In determining its taxable income, the Corporation deducts payments made to the Trust, effectively transferring the income tax liability to unitholders thus reducing the Corporation’s taxable income to nil. Under the Corporation’s current distribution policy, at the discretion of the board, funds can be withheld to fund future capital expenditures, repay debt or used for other corporate purposes. If withholdings increased sufficiently or the Corporation’s tax pool balances were reduced sufficiently, the Corporation could become subject to taxation on a portion of its income in the future. This can be mitigated through various options including the issuance of additional trust units, increased tax pools from additional capital spending, modifications to the distribution policy or potential changes to the corporate structure.
Bill C-52 Budget Implementation Act 2007
Bill C-52 modifies the taxation of certain flow-through entities including mutual fund trusts referred to as “specified investment flow-through” entities or “SIFTS” and the taxation of distributions from such entities (the “SIFT Legislation”). Bill C-52 applies a tax at the trust level on distributions of certain income from such a SIFT trust at a rate of tax comparable to the combined federal and provincial corporate tax rate. These distributions will be treated as dividends to the trust unitholders.

Pengrowth believes that it is characterized as a SIFT trust and, as a result, will be subject to Bill C-52 commencing on January 1, 2011 subject to the qualification below regarding the possible loss of the four year grandfathering period in the case of “undue expansion”. Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. The normal growth guidelines have been revised to accelerate the safe harbour amount for each of 2009 and 2010. As of December 31, 2008 Pengrowth may issue $4.22 billion of equity in total for 2009 and 2010 under the safe harbour provision. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.
Based on existing tax legislation, the tax rate in 2011 is expected to be 26.5 percent and 25 percent in 2012 and subsequent years. The payment of this tax will reduce the amount of cash available for distribution to unitholders.
On July 14, 2008, Finance released for comment proposed amendments to the Income Tax Act (Canada) to facilitate the conversion of existing income trusts and other public flow through entities into corporations on a tax deferred basis. On January 27, 2009, Finance introduced a notice of ways and mean motion in Parliament to implement the conversion rules. The conversion rules would provide an existing income trust with tax efficient structuring options to convert to a corporate form. The conversion rules would be available to Pengrowth if Pengrowth determines to convert to a corporation. The transition provisions are only available to trusts that convert prior to 2013. Accordingly, Pengrowth has four more years before a final course of action would have to be adopted and Pengrowth can continue to have the benefit of its tax structure through December 31, 2010. Commencing in 2011, Pengrowth would be subject to the SIFT tax and would utilize existing tax pools to mitigate a portion of the SIFT tax, should it remain a trust for any period after January 1, 2011.
Pursuant to the SIFT Legislation, the distribution tax will only apply in respect of distributions of income and will not apply to returns of capital. Pengrowth currently has available tax pool balances of approximately $3 billion, which will be considered in identifying the alternatives and timing of our response to the enactment of the SIFT Legislation.
Future Income Taxes
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the fourth quarter of 2008, Pengrowth recorded a future tax recovery of $3.7 million to reflect temporary differences primarily relating to recording an unrealized mark-to-market gain.
Foreign Currency Gains & Losses
Pengrowth recorded a $189.2 million net foreign exchange loss in 2008, compared to a $61.9 million gain in 2007. Included in the loss is a $181.8 million unrealized foreign exchange loss related to the translation of the U.S. dollar denominated debt and a $9.2 million unrealized foreign exchange gain for the U.K. Pound Sterling denominated debt using the closing exchange rate at the end of each year. Pengrowth has mitigated the foreign exchange risk on the interest and principal payments related to the U.K. Pound Sterling denominated notes (see Note 9 to the financial statements) by using foreign exchange swaps.
Revenues are recorded at the average exchange rate for the production month in which they accrue, with payment being received on or about the 25th of the following month. As a result of the changes in the Canadian dollar relative to the U.S. dollar over the course of the year, a foreign exchange loss was recorded to the extent that there was a difference between the average exchange rate for the month of production and the exchange rate at the date the payments were received on that portion of production sales that are received in U.S. dollars. The amount recorded in 2008 was not material.
Pengrowth has arranged a portion of its long term debt in U.S. dollars as a natural hedge against changes in the Canadian dollar. As revenues are based on U.S. dollar benchmarks, a lower U.S. dollar has changed oil and gas sales, this is partially offset by a reduction in the U.S. dollar denominated interest cost. (See Note 15 to the financial statements.)

Depletion, Depreciation and Accretion

		Three months ended		Twelve months ended

($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Depletion and depreciation	157.6	151.5	156.0	609.3	639.1
$ per boe	20.55	20.34	20.11	20.31	20.03
Accretion	7.3	7.1	6.5	28.1	25.7
$ per boe	0.95	0.95	0.84	0.93	0.81

Depletion and depreciation of property, plant and equipment is calculated on the unit of production method based on total proved reserves.
Pengrowth’s Asset Retirement Obligations (ARO) liability changes from net acquisitions and by the amount of accretion, which is a charge to net income over the lifetime of the producing oil and gas assets.
Ceiling Test
Under Canadian GAAP, a ceiling test is applied to the carrying value of the property, plant and equipment and other assets. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties, and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties, and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate, when required. There was a significant surplus in the Canadian GAAP ceiling test at year-end 2008.
As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 2008, the application of the full cost ceiling test under U.S. GAAP resulted in a pre-tax write-down of capitalized costs of $1,101.6 million. At December 31, 2007, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs. As per note 24 to the consolidated financial statements, in December 2008, the Securities and Exchange Commission published final updated rules for disclosure of oil and gas reserves by public companies. The new rules include using the average of the commodity prices on the first day of each month of the year rather than year end pricing for impairment testing, in addition to a number of changes to reserve reporting. These changes are effective for reporting on or after January 1, 2010. For Pengrowth, these changes will take effect for the December 31, 2009 year end. Pengrowth anticipates a significant impact on the future write-downs of capitalized costs. Under the new rules, it is unlikely Pengrowth would have recorded any impairment of capitalized costs for the year ended December 31, 2008.
Asset Retirement Obligations
The total future ARO is based on management’s estimate of costs to remediate, reclaim and abandon wells and facilities having regard for Pengrowth’s working interest and the estimated timing of the costs to be incurred in future periods. Pengrowth has developed an internal process to calculate these estimates which considers applicable regulations, actual and anticipated costs, type and size of well or facility and the geographic location. Pengrowth has estimated the net present value of its total ARO to be $344 million as at December 31, 2008 (December 31, 2007 — $352 million), based on a total escalated future liability of $2,283 million (December 31, 2007 — $2,015 million). These costs are expected to be incurred over 50 years with the majority of the costs incurred between 2040 and 2054. A credit adjusted risk free rate of eight percent and an inflation rate of two percent per annum were used to calculate the net present value of the ARO.
Remediation Trust Funds and Remediation and Abandonment Expense
During 2008, Pengrowth contributed $9.3 million into trust funds established to fund certain abandonment and reclamation costs associated with Judy Creek and SOEP. The balance in these remediation trust funds was $27.1 million at December 31, 2008.
Every five years Pengrowth must evaluate the value of the assets in the Judy Creek remediation trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.
As an interest holder in SOEP, Pengrowth is under a contractual obligation to contribute to a remediation trust fund. The funding levels are based on the feedstock handled and delivered to the various facilities; funding levels for this fund may change each year pending a review by the owners.
Pengrowth takes a proactive approach to managing its well abandonment and site restoration obligations. There is an on-going program to abandon wells and reclaim well and facility sites. In 2008, Pengrowth spent $32.7 million on abandonment and reclamation (2007 — $11.4 million). The increase in 2008 was due to an expanded program to meet regulatory requirements at the wells purchased through the CP properties acquisition and higher than expected abandonment costs in the Red Earth and Fenn Big Valley areas. Pengrowth expects to spend approximately $29.0 million for 2009, excluding contributions to remediation trust funds on remediation and abandonment.
Climate Change Programs
In Alberta, climate change regulations became effective July 1, 2007. These regulations require Alberta facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce emissions intensity by 12 percent over the average emission levels of 2003, 2004 and 2005. Companies can make their reductions through improvements to their operations; by purchasing Alberta-based offset credits or by contributing to the Climate Change and Emissions Management Fund. Pengrowth currently operates two facilities that are subject to the Alberta climate change regulations. Collectively these facilities have reduced emissions by fifteen percent from the base line emissions (2007 data). This reduction is an improvement over current-day requirements. Pengrowth is assessing options for meeting future greenhouse gas emission requirements. However, if the emissions remain at the current levels, Pengrowth would experience additional annual costs of as much as $0.5 million. For further information, see Pengrowth’s AIF. Recently, the Government of Canada announced a draft climate change plan outlining a 20 percent reduction by 2020. Pengrowth is waiting on additional information to assess the impact the plan will have on its operations.
Other Expenses
The decrease in other expenses comparing year-over-year relates to equity income of $1.4 million and a dilution gain of $1.8 million recorded in 2008 relating to Pengrowth’s investment in Monterey Exploration Ltd offset by increased Saskatchewan capital tax of $5.1 million.
Goodwill
As at December 31, 2008, Pengrowth recorded goodwill of $660.9 million, an increase of $0.3 million from December 31, 2007. The increase in goodwill is related to a revision of the purchase price allocation on CP properties. Details of the acquisition are provided in Note 4 of the financial statements. Management has assessed goodwill for impairment and determined there is no impairment at December 31, 2008.
Capital Expenditures

		Three months ended		Twelve months ended

($ millions)	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Seismic acquisitions (1) (2)	0.5	2.0	(0.5)	7.6	6.1
Drilling, completions and facilities (1)	82.6	64.2	71.2	276.5	226.7
Maintenance capital (1)	26.2	13.0	15.4	57.5	37.1
Land purchases	0.1	17.9	2.7	26.7	13.2

Development capital	109.4	97.1	88.8	368.3	283.1
Lindbergh Project	10.4	3.0	—	20.0	—
Other capital	3.8	(0.6)	6.8	13.6	26.6

Total capital expenditures	123.6	99.5	95.6	401.9	309.7

Business acquisitions*	0.2	90.6	(0.6)	91.0	923.1
Property acquisitions	0.5	18.1	—	36.2	9.0
Proceeds on property dispositions	(20.4)	0.1	(23.7)	(17.4)	(458.8)

Net capital expenditures and acquisitions	103.9	208.3	71.3	511.7	783.0

(1)	Prior year restated to conform to presentation adopted in current year.

(2)	Seismic acquisitions are net of seismic sales revenue.

*	Accrete acquisition valued at consideration paid (see Note 4 of consolidated financial statements).
For the full year of 2008, Pengrowth spent $368.3 million on development and optimization activities. The largest expenditures were at Heavy Oil Properties ($26.2 million), Harmattan and Olds ($24.0 million), Judy

Creek ($24.6 million), Fenn Big Valley ($23.9 million) Northeast B.C. ($18.2 million), Carson Creek ($24.4 million), Red Earth ($16.4 million), and Deer Mountain ($13.5 million). In addition to development activities, $20.0 million was spent on the Lindbergh project and $13.6 million was spent on office premises and Information Technology (IT).
Pengrowth currently anticipates the 2009 capital program to be $209 million. The 2009 capital program represents a reduction of expenditures of approximately 46 percent compared with 2008 expenditures of $388 million. Included in the capital program are planned expenditures of $20 million for the oilsands pilot project at Lindbergh. The current commodity price outlook has necessitated much lower capital funding than recent levels as Pengrowth relies on undistributed cash from operations to partially fund the capital program. In deciding which projects to fund, Pengrowth reviewed its extensive portfolio and identified those projects that created the greatest economic value. Those projects which created the greatest value for each capital dollar invested were preferentially identified for the budget. Pengrowth also anticipates spending approximately $6 million on Information Technology and office premises.
Reserves
Pengrowth’s 2008 development program resulted in 23.9 mmboe’s of proved plus probable reserve additions including revisions, resulting in a finding and development cost of $16.27 per boe. Including net acquisitions of 9.7 mmboe’s, finding, development and acquisition costs were $15.47 per boe on a proved plus probable basis. The reserve additions result in a reserve replacement of 80 percent for Total Proved plus Probable Reserves excluding acquisitions, and 112 percent including acquisitions.
Pengrowth reported year-end proved reserves of 235.2 mmboe and proved plus probable reserves of 323.5 mmboe for 2008 compared to 241.2 mmboe and 319.9 mmboe, respectively at year end 2007. Further details of Pengrowth’s 2008 year-end reserves will be provided in the annual report and the AIF.
Acquisitions and Dispositions
During the fourth quarter of 2008, Pengrowth completed the divestiture of certain non-core, non-producing lands in the Dawson area in British Columbia. Proceeds of the disposition were approximately $27 million, with $21 million received in 2008.
On September 30, 2008, Pengrowth and Accrete completed a business combination (the “Combination”). Under the terms of the Combination, each Accrete share was exchanged for 0.277 of a Pengrowth trust unit. Pengrowth also assumed $22 million of net liabilities which included $16 million of bank debt. As a result of the Combination, approximately five million Pengrowth trust units were issued to Accrete shareholders. The value assigned to each Pengrowth unit issued was approximately $17.95 per trust unit based on the weighted average market price of the trust units on the five days surrounding the announcement of the Combination. In conjunction with the Combination, all of Accrete’s oil and gas properties except those in the Harmattan area were transferred to Argosy Energy Inc., an unrelated company.
During the third quarter of 2008, Pengrowth completed the acquisition of additional working interest in the Harmattan area from Fairmount Energy Inc. for $12 million. Also in the third quarter of 2008, Pengrowth purchased additional working interest in both the Carson Creek area and the Garrington area.
During the second quarter of 2008, Pengrowth completed property acquisitions of approximately $17 million, which included exercising a right of first refusal in Three Hills and purchasing additional working interest at Swan Hills.
In the first half of 2007, Pengrowth closed the acquisition of the shares of four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips, holding Canadian oil and natural gas producing properties and undeveloped lands for a purchase price of $1.0375 billion, prior to adjustments.
Working Capital
The working capital deficiency decreased by $119.4 million from $189.6 million at December 31, 2007 to $70.2 million at December 31, 2008. Most of the decrease in the working capital deficiency is attributable to an increase in the value of risk management contracts, where there is a net non-cash current asset at December 31, 2008 of $120.1 million compared to net non-cash current liability of $62.8 million at December 31, 2007. Liabilities and assets relating to commodity risk management activities are estimated and recognized in the current period, but will only be settled during future period sales, at amounts that may be different than the amount estimated depending on future realized commodity prices. Partially offsetting the effect of the risk management contracts was a change in current future taxes which changed from a current future tax asset of $18.8 million at December 31, 2007 to a current future tax liability of $34.9 million at December 31, 2008.
Pengrowth frequently operates with a working capital deficiency, as distributions relating to two production months are payable to unitholders at the end of any month, but cash flow from one month of production is still receivable. For example, at the end of December, distributions related to November and December production months being payable on January 15 and February 15, respectively. November’s production revenue, received on December 25, is temporarily applied against Pengrowth’s term credit facility until the distribution payment on January 15.
Financial Resources and Liquidity
Pengrowth’s capital structure is as follows:

($ thousands)	Dec 31,	Dec 31,
As at:	2008	2007

Term credit facilities	$372,000	$513,998
Senior unsecured notes	1,152,503	689,238
Working capital deficit	70,159	189,603

Total debt excluding convertible debentures	$1,594,662	$1,392,839

Convertible debentures	74,915	75,030

Total debt including convertible debentures	$1,669,577	$1,467,869

	Dec 31,	Dec 31,
Years ended	2008	2007

Net income (loss)	$395,850	$359,652
Add:
Interest expense	$76,304	84,292
Future tax reduction	$(71,925)	(264,612)
Depletion, depreciation, amortization and accretion	$637,377	664,806
Other non-cash (income) expenses	$(26,864)	90,497

EBITDA	$1,010,742	$934,635

Total debt excluding convertible debentures to EBITDA	1.6	1.5
Total debt including convertible debentures to EBITDA	1.7	1.6

Total Capitalization excluding convertible debentures(1)	$4,188,308	$3,959,456
Total Capitalization including convertible debentures	$4,263,223	$4,034,486

Total debt excluding convertible debentures as a percentage of total capitalization	38.1%	35.2%
Total debt including convertible debentures as a percentage of total capitalization	39.2%	36.4%

(1)	Total capitalization includeds total debt plus Unitholders Equity.(Total debt excludes working capital deficit)
The $202.8 million increase in debt, excluding convertible debentures from December 31, 2007, is primarily attributable to increased unrealized foreign exchange losses on foreign denominated debt. This increase in debt excluding convertible debentures resulted in the debt excluding convertible debentures to EBITDA multiple to increase compared to December 31, 2007. Although debt excluding convertible debentures was higher at December 31, 2008 compared to December 31, 2007, the increase in EBITDA, primarily from higher average realized commodity prices, more than offset lower production volumes and higher operating and royalty expenses in 2008 which resulted in little change to the ratio.
Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity and property dispositions. The credit facilities and other sources of cash are expected to be sufficient to meet Pengrowth’s near term capital requirements and provide the flexibility to pursue profitable growth opportunities. A significant decline in oil and natural gas prices could affect our access to bank credit facilities and our ability to fund operations, maintain distributions and pursue profitable growth opportunities.
Pengrowth has implemented an Equity Distribution Program which will permit Pengrowth to distribute up to 25,000,000 trust units from time to time until January of 2010 through the New York Stock Exchange (NYSE) or the Toronto Stock Exchange (TSX). The shelf prospectus enabling the at-the-market distribution expired in the fourth quarter of 2008. Although the Equity Distribution Agreement is still in effect, no units can be issued until a new shelf prospectus is filed. No trust units were issued under the Equity Distribution Program during the year ended December 31, 2008.
At December 31, 2008, Pengrowth maintained a committed $1.2 billion term credit facility with a syndicate of seven Canadian banks and four foreign banks for a remaining term of 2 1/2 years and a $50 million operating line of credit. The credit facilities were reduced by drawings of $372 million on a revolver loan and by outstanding letters of credit of approximately $12 million.
Pengrowth expects to be able to fund its 2009 development program and to take advantage of acquisition opportunities as they arise. At December 31, 2008, Pengrowth had approximately $864 million available to draw from its credit facilities.
Unitholders are eligible to participate in the Distribution Reinvestment Plan (DRIP). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of all trust units traded on the TSX for the 20 trading days preceding a distribution payment date. For the year ended December 31, 2008, 3.7 million trust units were issued for cash proceeds of $59.4 million under the DRIP compared to 2.5 million trust units for cash proceeds of $44.9 million at December 31, 2007.
Pengrowth does not have any off balance sheet financing arrangements.
There have been no significant changes to the number of trust units outstanding since December 31, 2008.
On August 21, 2008, Pengrowth closed a U.S. $265 million private placement of senior unsecured notes. The notes bear interest at 6.98 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.5 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.
On August 21, 2008, Pengrowth closed a Cdn $15 million private placement of senior unsecured notes. The notes bear interest at 6.61 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually.
Pengrowth’s U.S. $865 million, Cdn $15 million and, U.K. Pound Sterling denominated £50 million senior unsecured notes and the credit facilities have certain financial covenants, which may restrict the total amount of Pengrowth’s borrowings. The calculation for each financial covenant is based on specific definitions, is not in accordance with GAAP and cannot be readily replicated by referring to Pengrowth’s financial statements. The financial covenants are different between the credit facilities and the senior unsecured notes and some of the covenants are summarized below:
1.	Total senior debt should not be greater than three times EBITDA

2.	Total debt should not be greater than 3.5 times EBITDA for the last four fiscal quarters

3.	Total senior debt should be less than 50 percent of total book capitalization

4.	EBITDA should not be less than four times interest expense
In the event that Pengrowth enters into a significant acquisition, certain credit facility financial covenants are relaxed for two fiscal quarters after the close of the acquisition. Pengrowth may also make certain pro forma adjustments in calculating the financial covenant ratios.
The actual loan documents are filed on SEDAR as “Other” or “Material document”. As at December 31, 2008, Pengrowth was in compliance with all its financial covenants. Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will, absent a cure, result in other loans to also be in default. In the event that Pengrowth was not in compliance with any one of the financial covenants in its credit facility or senior unsecured notes, Pengrowth would be in default of one or more of its loans and would have to repay the debt, refinance the debt or negotiate new terms with the debt holders and may have to suspend distributions to unitholders.
As a result of the October 2, 2006 business combination with Esprit Trust, Pengrowth assumed all of Esprit Trust’s 6.5 percent convertible unsecured subordinated debentures (the “debentures”). The debentures mature on December 31, 2010. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009. As at December 31, 2008, the principal amount of debentures outstanding was $74.7 million.
Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes. Please see Note 2 of the annual financial statements for a description of the accounting policies for financial instruments. Please see Note 20 of the annual audited financial statements market risk, credit risk, liquidity risk and fair value of Pengrowth’s financial instruments.
Cash Flows and Distributions
The following table provides cash flows from operating activities, net income and distributions declared with the excess (shortfall) over distributions and the ratio of distributions declared over cash flows from operating activities:

($ thousands, except per trust unit amounts)	Three months ended			Twelve months ended
	Dec 31, 2008	Sept 30, 2008	Dec 31, 2007	Dec 31, 2008	Dec 31, 2007

Cash flow from operating activities	154,807	273,597	196,325	912,516	800,344

Net income/(loss)	148,688	422,395	(3,665)	395,850	359,652

Distributions declared	144,663	170,959	166,631	651,015	706,601

Distributions declared per trust unit	0.565	0.675	0.675	2.590	2.875

Excess of cash flow from operating activities over distributions declared	10,144	102,638	29,694	261,501	93,743

Per trust unit	0.04	0.41	0.12	1.05	0.38

Excess (shortfall) of net income (loss) over distributions declared	4,025	251,436	(170,296)	(255,165)	(346,949)

Per trust unit	0.02	1.01	(0.69)	(1.02)	(1.41)

Ratio of distributions declared over cash flow from operating activities	93%	62%	85%	71%	88%

Distributions typically exceed net income as a result of non-cash expenses which may include unrealized losses on commodity risk; depletion, depreciation, and amortization; future income tax expense; trust unit based compensation; and accretion. These non-cash expenses result in a reduction to net income, with no impact to cash flow from operating activities. Pengrowth’s goal over longer periods of time is to maximize returns to the unitholders through cash distributions on a per Trust Unit basis and enhancing the value of the Trust Units. Accordingly, we expect that distributions will exceed net income in most periods. In most periods, we would not expect distributions to exceed cash flows from operating activities. In the event distributions exceed cash flows from operating activities, the shortfall would be funded by available bank facilities. The most likely circumstance for this to occur would be where there is a significant negative impact to working capital during the reporting period.
As a result of the depleting nature of Pengrowth’s oil and gas assets, capital expenditures are required to offset production declines while other capital is required to maintain facilities, acquire prospective lands and prepare future projects. Capital spending and acquisitions may be funded by the excess of cash flows from operating activities over distributions declared, through additional debt or the issuance of equity. Pengrowth does not deduct capital expenditures when calculating cash flows from operating activities. However, Pengrowth does deduct costs associated with environmental activities when calculating cash flows from operating activities.
Notwithstanding the fact that cash flow from operating activities normally exceeds distributions, the difference is not sufficient to fund the capital spending required to fully replace production. That difference is funded by equity or a combination of equity and debt. Accordingly, Pengrowth believes our distributions include a return of capital.
Forecasted capital spending in 2009 of $215 million will not be sufficient to fully replace the oil and gas reserves Pengrowth expects to produce during the year. If the produced reserves are not offset in the future by additional capital or acquisitions, future distributions could be impacted. Pengrowth has historically paid distributions at a level that includes a portion which is a return of capital to its investors. From time to time Pengrowth may issue additional trust units to fund capital programs and acquisitions. Investors can elect to participate in the distribution re-investment program.
Cash flows from operating activities are derived from producing and selling oil, natural gas and related products. As such, cash flow from operating activities is highly dependent on commodity prices. Pengrowth entered into forward commodity contracts to mitigate price volatility and to provide a measure of stability to monthly cash flows. Details of commodity contracts are contained in Note 20 to the financial statements.
The board of directors and management regularly review the level of distributions. The board considers a number of factors, including expectations of future commodity prices, capital expenditure requirements, and the availability of debt and equity capital. Pursuant to the Royalty Indenture, the board can establish a reserve for certain items including up to 20 percent of the Corporation’s gross revenue to fund various costs including future capital expenditures, royalty income in any future period and future abandonment costs. As a result of the volatility in commodity prices, changes in production levels and capital expenditure requirements, there can be no certainty that Pengrowth will be able to maintain current levels of distributions and distributions can and may fluctuate in the future. In the current production and price environment, the possibility of suspending distributions in the near future is unlikely, but the amount may vary. Pengrowth has no restrictions on the payment of its distributions other than maintaining its financial covenants in its borrowings.
Cash distributions are generally paid to unitholders on or about the 15th day of the second month following the month of production. Pengrowth paid $0.62 per trust unit as cash distributions during the fourth quarter of 2008 and $2.645 per trust unit for the full year of 2008 compared to $0.675 and $2.93 for the comparable periods in 2007.
Taxability of Distributions
At this time, 100 percent of Pengrowth’s 2008 distributions are taxable to Canadian residents.
Distributions paid to U.S. residents are treated as partnership distributions for U.S. federal tax purposes and are currently subject to a 15 percent Canadian withholding tax to the extent that such amounts represent a distribution of Pengrowth’s income. Pursuant to the provisions of the Income Tax Act (Canada), distributions to U.S. unitholders of amounts in excess of Pengrowth’s income (i.e. returns of capital) are also subject to a 15 percent Canadian withholding tax. On September 21, 2007, Canada and the United States signed the fifth protocol of the Canada-United States Tax Convention (the “Protocol”) which increases the amount of Canadian withholding tax from 15 percent to 25 percent on distributions of income. The Protocol came into force on December 15, 2008. The increase in the Canadian withholding tax rate on distributions of income under the Protocol does not affect returns of capital, which would still be subject to a 15 percent Canadian withholding tax. The increase will become effective on and after January 1, 2010. Residents of the U.S. should consult their individual tax advisors on the impact of any additional Canadian withholding tax. The Canadian withholding tax rate on distributions paid to unitholders in other countries varies based on individual tax treaties.

Commitments and Contractual Obligations

($ thousands)	2009	2010	2011	2012	2013	thereafter	Total

Long term debt (1)	—	182,180	372,000	—	60,900	925,459	1,540,539
Interest payments on long term debt (2)	72,313	66,308	63,306	63,306	61,085	230,955	557,273
Convertible debentures (3)	—	74,700	—	—	—	—	74,700
Interest payments on convertible debentures (4)	4,810	4,810	—	—	—	—	9,620
Other (5)	10,797	10,427	9,560	7,646	8,107	31,735	78,272

	87,920	338,425	444,866	70,952	130,092	1,188,149	2,260,404
Purchase obligations Pipeline transportation	40,468	22,006	19,326	16,405	16,046	26,462	140,713
CO2 purchases (6)	2,919	2,943	2,601	2,352	2,365	5,475	18,655

	43,387	24,949	21,927	18,757	18,411	31,937	159,368
Remediation trust fund payments	250	250	250	250	250	11,250	12,500

	131,557	363,624	467,043	89,959	148,753	1,231,336	2,432,272

(1)	The debt repayment includes the principal owing at maturity on foreign denominated fixed rate debt. (see Note 4 of the financial statements)

(2)	Interest payments relate to the interest payable on the fixed rate debt. Foreign denominated debt is translated using the year-end exchange rate.

(3)	Includes repayment of convertible debentures on maturity (see Note 14 of the financial statements), and assumes no conversion of convertible debentures to trust units.

(4)	Includes annual interest on convertible debentures outstanding at year-end and assumes no conversion of convertible debentures prior to maturity.

(5)	Includes office rent and vehicle leases.

(6)	For the Weyburn CO2 project, prices are denominated in U.S. dollars and have been translated at the year-end exchange rate. For the Judy Creek CO2 pilot project, prices are denominated in Canadian dollars.

Summary of Quarterly Results
The following table is a summary of quarterly information for 2008 and 2007.

2008	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	457,606	550,623	518,662	392,158
Net income/(loss) ($000’s)	(56,583)	(118,650)	422,395	148,688
Net income/(loss) per trust unit ($)	(0.23)	(0.48)	1.69	0.58
Net income/(loss) per trust unit — diluted ($)	(0.23)	(0.48)	1.69	0.58
Cash flow from operating activities ($000’s)	216,238	267,874	273,597	154,807
Distributions declared ($000’s)	167,234	168,159	170,959	144,663
Distributions declared per trust unit ($)	0.675	0.675	0.675	0.565
Daily production (boe)	82,711	80,895	80,981	83,373
Total production (mboe)	7,527	7,361	7,450	7,670
Average realized price ($ per boe)	60.30	73.21	67.71	50.34
Operating netback ($ per boe) (1)	33.62	42.15	37.48	26.23

2007	Q1	Q2	Q3	Q4

Oil and gas sales ($000’s)	432,108	443,977	420,704	425,249
Net income/(loss) ($000’s)	(69,834)	271,659	161,492	(3,665)
Net income/(loss) per trust unit ($)	(0.29)	1.11	0.66	(0.01)
Net income/(loss) per trust unit — diluted ($)	(0.29)	1.10	0.66	(0.01)
Cash flow from operating activities ($000’s)	136,429	249,960	217,630	196,325
Distributions declared ($000’s)	183,534	184,327	172,109	166,631
Distributions declared per trust unit ($)	0.75	0.75	0.70	0.675
Daily production (boe)	90,068	89,633	85,654	84,331
Total production (mboe)	8,106	8,157	7,880	7,758
Average realized price ($ per boe)	53.30	54.39	53.34	54.58
Operating netback ($ per boe)	29.87	29.56	32.66	29.56

(1)	Restated to conform to presentation adopted in the current period.
Production changes over these quarters was a result of property dispositions completed by Pengrowth in the first three quarters of 2007, production limitations due to plant turnarounds and unscheduled maintenance in the second and third quarters of 2008 and a property acquisition in the fourth quarter of 2008. Changes in commodity prices have positively affected oil and gas sales, which have been partially muted by risk management activity to mitigate price volatility and to provide a measure of stability to monthly cash flows. Net income in 2007 and 2008 has been impacted by non-cash charges, in particular depletion, depreciation and accretion, unrealized mark-to-market gains and losses, and future taxes. Cash flow has not been impacted by the non-cash charges, however, reflects the impact of higher operating and general and administrative costs.

Selected Annual Information
Oil and gas sales for 2008 increased as a result of higher realized prices through the third quarter. Higher production volumes in 2007 contributed to increased oil and gas sales due to a full year of production from the Carson Creek and Esprit Trust acquisitions completed late in the third and fourth quarters of 2006 respectively and the CP acquisition completed early in 2007.

	Twelve months ended December 31

($ thousands)	2008	2007	2006

Oil and gas sales	1,919,049	1,722,038	1,214,093
Net income	395,850	359,652	262,303
Net income per trust unit ($)	1.58	1.47	1.49
Net income per trust unit — diluted ($)	1.58	1.46	1.49
Distributions declared per trust unit ($)	2.59	2.875	3.00
Total assets	5,317,341	5,234,251	4,690,129
Long term debt(1)	1,599,418	1,278,266	679,327
Trust unitholders’ equity	2,663,805	2,756,220	3,049,677

Number of trust units outstanding at year end (thousands)	256,076	246,846	244,017

(1)	Includes long term debt and convertible debentures.
Business Risks

The amount of distributions available to unitholders and the value of Pengrowth trust units are subject to numerous risk factors. As the trust units allow investors to participate in the net cash flow from Pengrowth’s portfolio of producing oil and natural gas properties, the principal risk factors that are associated with the oil and gas business include, but are not limited to, the following influences:
•	Continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions. This uncertainty may also impair Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed.

•	The prices of Pengrowth’s products (crude oil, natural gas, and NGLs fluctuate due to many factors including local and global market supply and demand, weather patterns, pipeline transportation and political and economic stability.

•	The marketability of our production depends in part upon the availability, proximity and capacity of gathering systems, pipelines and processing facilities. Operational or economic factors may result in the inability to deliver our products to market.

•	Geological and operational risks affect the quantity and quality of reserves and the costs of recovering those reserves. Our actual results will vary from our reserve estimates and those variations could be material.

•	Government royalties, income taxes, commodity taxes and other taxes, levies and fees have a significant economic impact on Pengrowth’s financial results. Changes to federal and provincial legislation governing such royalties, taxes and fees, including implementation of the SIFT Legislation, could have a material impact on Pengrowth’s financial results and the value of Pengrowth trust units.

•	Pengrowth could lose its grandfathered status under the SIFT Legislation and become subject to the old SIFT tax prior to January 1, 2011 if it exceeds the normal growth guidelines.

•	Oil and gas operations carry the risk of damaging the local environment in the event of equipment or operational failure. The cost to remediate any environmental damage could be significant.

•	Environmental laws and regulatory initiatives impact Pengrowth financially and operationally. We may incur substantial capital and operating expenses to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. In particular, we may be required to incur significant costs to comply with future regulations to reduce greenhouse gas and other emissions.

•	Pengrowth’s oil and gas reserves will be depleted over time and our level of cash flow from operations and the value of our trust units could be reduced if reserves and production are not replaced. The ability to replace production depends on the amount of capital invested and success in developing existing reserves, acquiring new reserves and financing this development and acquisition activity within the context of the capital markets.

•	Increased competition for properties will drive the cost of acquisitions up and expected returns from the properties down.

•	Timing of oil and gas operations is dependent on gaining timely access to lands. Consultations, that are mandated by governing authorities, with all stakeholders (including surface owners, First Nations and all interested parties) are becoming increasingly time consuming and complex, and are having a direct impact on cycle times.

•	A significant portion of Pengrowth’s properties are operated by third parties. If these operators fail to perform their duties properly, or become insolvent, we may experience interruptions in production and revenues from these properties or incur additional liabilities and expenses as a result of the default of these third party operators.

•	During periods of increased activity within the oil and gas sector, the cost of goods and services may increase and it may be more difficult to hire and retain professional staff.

•	Changing interest rates influence borrowing costs and the availability of capital.

•	Failing a financial covenant may result in one or more of Pengrowth’s loans being in default. In certain circumstances, being in default of one loan will result in other loans to also be in default.

•	Investors’ interest in the oil and gas sector may change over time which would affect the availability of capital and the value of Pengrowth trust units.

•	Inflation may result in escalating costs, which could impact unitholder distributions and the value of Pengrowth trust units.

•	Canadian / U.S. exchange rates influence revenues and, to a lesser extent, operating and capital costs. Pengrowth is also exposed to foreign currency fluctuations on the U.S. dollar denominated notes for both interest and principal payments.

•	The value of Pengrowth trust units is impacted directly by the related tax treatment of the trust units and the trust unit distributions, and indirectly by the tax treatment of alternative equity investments. Changes in Canadian or U.S. tax legislation could adversely affect the value of our trust units. As 2011 approaches, the expectation of taxability of distributions may negatively impact the value of trust units.

•	Attacks by individuals against facilities and the threat of such attacks may have an adverse impact on Pengrowth and the implementation of security measures as a precaution against possible attacks will result in increased cost to Pengrowth’s business.

•	Substantial and sustained reductions in commodity prices or equity markets, including Pengrowth’s unit price, in some circumstances could result in Pengrowth reducing the recorded book value of some of its assets.

•	Delays in business operations could adversely affect Pengrowth’s distributions to unitholders and the market price of the trust units.
These factors should not be considered exhaustive. Additional risks are outlined in the AIF of the Trust available on SEDAR at www.sedar.com.

Subsequent Events
Subsequent to December 31, 2008, Pengrowth has entered into a series of crude oil fixed price commodity sales contracts with third parties as noted below:

	Volume	Reference
Remaining term	(bbl/d)	Point	Price per bbl

Financial:
Mar 1, 2009 - Dec 31, 2009	500	WTI(1)	$58.00	Cdn
April 1, 2009 - Dec 31, 2009	1,000	WTI(1)	$57.78	Cdn
Jan 1, 2010 - Dec 31, 2010	5,000	WTI(1)	$69.06	Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Outlook
At this time, Pengrowth is forecasting average 2009 production of 76,000 to 78,000 boe per day from our existing properties. This estimate excludes the impact from future acquisitions or divestitures.
Full year outlook for operating costs for 2009 are expected to increase on a per unit basis to $14.45 per boe.
Royalty expense is expected to be approximately 22 percent of Pengrowth’s sales for 2009.
G&A expenses per boe are expected to increase slightly in 2009 when compared to 2008. On a per boe basis, G&A is anticipated to be approximately $2.37 for the full year of 2009, including non-cash G&A and anticipated management fees of approximately $0.21 per boe.
The capital program of $215 million is a reduction of expenditures of approximately 47 percent compared with 2008 full year expenditure of $402 million. Included in the 2009 capital program is $20 million for the oilsands pilot project at Lindbergh and $6 million in office premises and information technology (IT) capital.
Pengrowth expects to spend approximately $29 million for 2009 on remediation and abandonment, excluding contributions to remediation trust funds.
Current Global Economic Conditions
Towards the end of 2008, the global economic environment deteriorated rapidly and resulted in a very challenging time for commodity prices, the capital markets and equity values. This deterioration could negatively affect Pengrowth as continued uncertainty in the credit markets may restrict the availability or increase the cost of borrowing required for future development and acquisitions. The dramatic decreases in commodity prices since highs reached in the summer of 2008 negatively impacts operating cash flow and future borrowing capacity. This uncertainty may also impair Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed.
Pengrowth’s guidance on the capital expenditure program for 2009 is focused on reducing risk and repositioning the Trust to adjust to current market conditions. Pengrowth continues to maintain a strong mix of both conventional and non-conventional assets and a solid overall financial structure. Management and the Board of Directors will continue to evaluate both capital expenditures and distribution levels within the context of economic and commodity price outlooks.
Recent Accounting Pronouncements
Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosure about Pengrowth’s objectives, policies and processes for managing capital. Refer to Note 19 in the notes to the consolidated financial statements.
Effective January 1, 2008, Pengrowth adopted several new and revised Canadian accounting standards related to financial instruments disclosure and presentation. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to Note 20 in the notes to the consolidated financial statements.
On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of

Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. At this time, the impact on Pengrowth’s future financial position and results of operations is not reasonably determinable or estimable.
Pengrowth commenced its IFRS conversion project in 2008 and has established a formal governance structure. This structure includes a full time IFRS Project Coordinator, a steering committee consisting of senior members of the finance team on an ongoing basis and also includes information technology, treasury and operations personnel. Regular reporting is provided to senior management and to the Audit Committee of the Board of Directors. Pengrowth has also engaged an external expert advisory firm.
Pengrowth’s project consists of four phases: diagnostic; design and planning; solution development; and implementation. Pengrowth has completed the diagnostic phase, which involved a high level review of the major differences between Canadian GAAP and IFRS, and identification of potential information systems and process changes. Currently, Pengrowth has determined that the areas of accounting difference with the highest potential impact are accounting for exploration and development activities including classification of exploration and evaluation expenditures, depletion and impairment of capital assets, and business combination accounting.
Pengrowth is currently engaged in the design and planning and solution development phases of our project, working with issue-specific teams to focus on generating options and making recommendations in the identified areas. During the design and planning phase, Pengrowth has initiated training for key personnel and has been involved in documenting the high impact areas identified, including an analysis of discussions with its external advisors and auditors. The impact on disclosure controls and internal controls over financial reporting will also be determined.
In September 2008, the International Accounting Standards Board issued an exposure draft to amend IFRS 1 in respect of property plant and equipment as at the date of initial transition to IFRS. That exposure draft, if adopted, would permit issuers currently using the full cost method of accounting to allocate the balance of property plant and equipment (as determined under Canadian GAAP) to the IFRS categories of exploration and evaluation assets and development and producing properties without significant adjustment arising from the retroactive adoption of IFRS. If the exposure draft becomes part of IFRS, Pengrowth intends to use the exemption provided therein.
Pengrowth is also monitoring the development of guidance on how to apply IFRS to oil and gas exploration and development activities. This guidance is being prepared by a committee of the Canadian Association of Petroleum Producers. Members of Pengrowth’s IFRS Steering Committee have been involved in the development of this guidance. Pengrowth will also be monitoring the IFRS adoption efforts of many of its peers and will participate in any related processes, as appropriate.
New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed. Pengrowth has not yet determined the impact on the financial position, results of operations or cash flows. Pengrowth has not determined if it will adopt this standard earlier than the required date.
New Canadian accounting recommendations related to goodwill and intangible assets have been issued which establish standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. These recommendations are effective for years beginning on or after October 1, 2008. Pengrowth does not expect these recommendations to have a material impact on the financial position, results of operations or cash flows.
Disclosure Controls and Procedures
As a Canadian reporting issuer with securities listed on both the TSX and the NYSE, Pengrowth is required to comply with Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings, as well as the Sarbanes Oxley Act (SOX) enacted in the United States. Both the Canadian and U.S. certification rules include similar requirements where both the CEO and the Chief Financial Officer (CFO) must assess and certify as to the effectiveness of the disclosure controls and procedures as defined in Canada by Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

The CEO, James S. Kinnear, and the CFO, Christopher Webster, evaluated the effectiveness of Pengrowth’s disclosure controls and procedures for the period ending December 31, 2008. This evaluation considered the functions performed by its Disclosure Committee, the review and oversight of all executive officers and the board, as well as the process and systems in place for filing regulatory and public information. Pengrowth’s established review process and disclosure controls are designed to provide reasonable assurance that all required information, reports and filings required under Canadian securities legislation and United States securities laws are properly submitted and recorded in accordance with those requirements.
Based on that evaluation, the CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective at the reasonable assurance level as at December 31, 2008, to ensure that information required to be disclosed by us in reports that we file under Canadian and U.S. securities laws is gathered, recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and is accumulated and communicated to the management of Pengrowth Corporation, including the CEO and CFO, to allow timely decisions regarding required disclosure as required under Canadian and U.S. securities laws.
Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended and in Canada as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers’ Annual and Interim Filings. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of our financial reporting and preparation of our financial statements for external purposes in accordance with accounting principles generally accepted in Canada and reconciling to accounting principles generally accepted in the U.S. for note disclosure purposes. Our internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and disposition of the assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of our assets are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this evaluation, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.
Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

CONFERENCE CALL AND CONTACT INFORMATION
Pengrowth will hold a conference call beginning at 9:00 A.M. Mountain Time on Tuesday, March 3, 2009 during which management will review Pengrowth’s financial, operating and reserve results for the year ended December 31, 2008 and respond to inquiries from the investment community.
To participate, callers may dial (800) 732-9303 or Toronto local (416) 644-3417. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of Pengrowth’s website at
www.pengrowth.com. The webcast will be archived on the Pengrowth website.
A telephone replay will be available through to midnight Eastern Time on Tuesday,
March 10, 2009 by dialling (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21295223#.
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail:investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051

Consolidated Balance Sheets
(Stated in thousands of dollars)
(Unaudited)

	As at	As at
	December 31	December 31
	2008	2007

ASSETS
CURRENT ASSETS
Cash and term deposits	$—	$2,017
Accounts receivable	197,131	206,583
Due from Pengrowth Management Limited	623	731
Fair value of risk management contracts (Note 20)	122,841	8,034
Future income taxes (Note 11)	—	18,751

	320,595	236,116

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 20)	41,851	6,024

OTHER ASSETS (Note 5)	42,618	24,831

PROPERTY, PLANT AND EQUIPMENT (Note 6)	4,251,381	4,306,682

GOODWILL	660,896	660,598

TOTAL ASSETS	$5,317,341	$5,234,251

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$2,631	$—
Accounts payable and accrued liabilities	260,828	239,091
Distributions payable to unitholders	87,142	111,119
Fair value of risk management contracts (Note 20)	2,706	70,846
Future income taxes (Note 11)	34,964	—
Contract liabilities (Note 7)	2,483	4,663

	390,754	425,719

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 20)	16,021	22,613

CONTRACT LIABILITIES (Note 7)	9,680	12,162

CONVERTIBLE DEBENTURES (Note 8)	74,915	75,030

LONG TERM DEBT (Note 9)	1,524,503	1,203,236

ASSET RETIREMENT OBLIGATIONS (Note 10)	344,345	352,171

FUTURE INCOME TAXES (Note 11)	293,318	387,100

TRUST UNITHOLDERS’ EQUITY (Note 12)
Trust Unitholders’ capital	4,588,587	4,432,737
Equity portion of convertible debentures	160	160
Contributed surplus	16,579	9,679
Deficit (Note 14)	(1,941,521)	(1,686,356)

	2,663,805	2,756,220

COMMITMENTS (Note 21)
CONTINGENCIES (Note 22)
SUBSEQUENT EVENTS (Note 23)
	$5,317,341	$5,234,251

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Income and Deficit
(Stated in thousands of dollars)
(Unaudited)

	Years ended
	December 31
	2008	2007

REVENUES
Oil and gas sales	$1,919,049	$1,722,038
Unrealized gain (loss) on commodity risk management (Note 20)	249,899	(122,307)
Processing and other income	15,525	20,573
Royalties, net of incentives	(433,970)	(319,319)

NET REVENUE	1,750,503	1,300,985

EXPENSES
Operating	418,497	406,522
Transportation	12,519	12,672
Amortization of injectants for miscible floods	25,876	34,063
Interest on bank indebtedness	—	13,876
Interest on long term debt	76,304	70,416
General and administrative	58,937	55,903
Management fee	6,950	6,807
Foreign exchange loss (gain) (Note 15)	189,172	(61,857)
Depletion, depreciation and amortization	609,326	639,084
Accretion (Note 10)	28,051	25,722
Other expenses	946	2,737

	1,426,578	1,205,945

INCOME BEFORE TAXES	323,925	95,040

Future income tax reduction (Note 11)	(71,925)	(264,612)

NET INCOME AND COMPREHENSIVE INCOME	$395,850	$359,652

Deficit, beginning of year	(1,686,356)	(1,339,407)

Distributions declared	(651,015)	(706,601)

DEFICIT, END OF YEAR	$(1,941,521)	$(1,686,356)

NET INCOME PER TRUST UNIT (Note 18) Basic	$1.58	$1.47

Diluted	$1.58	$1.46
See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(Unaudited)

	Years ended
	December 31
	2008	2007

CASH PROVIDED BY (USED FOR):

OPERATING
Net income and comprehensive income	$395,850	$359,652
Depletion, depreciation and accretion	637,377	664,806
Future income tax reduction (Note 11)	(71,925)	(264,612)
Contract liability amortization (Note 7)	(4,664)	(5,017)
Amortization of injectants	25,876	34,063
Purchase of injectants	(21,009)	(26,052)
Expenditures on remediation	(32,691)	(11,428)
Unrealized foreign exchange loss (gain) (Note 15)	197,159	(65,873)
Unrealized (gain) loss on commodity risk management (Note 20)	(249,899)	122,307
Trust unit based compensation (Note 13)	9,998	5,351
Other items	(1,104)	2,987
Changes in non-cash operating working capital (Note 16)	27,548	(15,840)

	912,516	800,344

FINANCING
Distributions paid (Note 14)	(674,993)	(717,562)
Bank indebtedness	2,631	(9,374)
Repayment of Accrete bank debt (Note 4)	(16,289)	—
Change in long term debt, net	148,064	674,276
Proceeds from issue of trust units	63,499	48,141

	(477,088)	(4,519)

INVESTING
Business acquisition (Note 4)	(1,128)	(923,121)
Expenditures on property, plant and equipment	(401,928)	(309,708)
Other property acquisitions	(35,938)	(9,012)
Proceeds on property dispositions	17,361	458,804
Investment in private company	(5,000)	—
Change in remediation trust funds	(9,013)	(6,950)
Change in non-cash investing working capital (Note 16)	(1,799)	(3,821)

	(437,445)	(793,808)

CHANGE IN CASH AND TERM DEPOSITS	(2,017)	2,017

CASH AND TERM DEPOSITS AT BEGINNING OF YEAR	2,017	—

CASH AND TERM DEPOSITS AT END OF YEAR	$—	$2,017

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
(Tabular amounts are stated in thousands of dollars except per trust unit amounts.)
(unaudited)
1.	STRUCTURE OF THE TRUST

Pengrowth Energy Trust (the “Trust”) is an open-end investment trust created under the laws of the Province of Alberta pursuant to a Trust Indenture dated December 2, 1988 (as amended) between Pengrowth Corporation (“Corporation”) and Computershare Trust Company of Canada (“Computershare”). The beneficiaries of the Trust are the holders of trust units (the “unitholders”).

The purpose of the Trust is to directly and indirectly explore for, develop and hold interests in petroleum and natural gas properties, through investments in securities, royalty units, net profits interests and notes issued by subsidiaries of the Trust. The activities of the Corporation and its subsidiaries are financed by issuance of royalty units and interest bearing notes to the Trust and third party debt. The Trust owns all of the royalty units and 91 percent of the common shares of the Corporation. The Trust, through the royalty ownership, obtains substantially all the economic benefits of the Corporation. Under the terms of the Royalty Indenture, the Corporation is entitled to retain a one percent share of royalty income and all miscellaneous income (the “Residual Interest”) to the extent this amount exceeds the aggregate of debt service charges, general and administrative expenses, and management fees. In 2008 and 2007, this Residual Interest, as computed, did not result in any income retained by the Corporation. The Trust acquired notes receivable and a Net Profits Interest (the “NPI agreement” or “NPI”) in Esprit Exploration Ltd. (“Esprit”) as a result of the 2006 business combination with Esprit Energy Trust (“Esprit Trust”). The NPI agreement entitles the Trust to monthly distributions from Esprit, a wholly owned subsidiary of the Trust. The monthly distribution is equal to the amount by which 99 percent of the gross revenue exceeds 99 percent of certain deductible expenditures as defined in the NPI agreement.

The royalty units and notes of the Corporation held by the Trust entitle it to the net income generated by the Corporation and its subsidiaries’ petroleum and natural gas properties less amounts withheld in accordance with prudent business practices to provide for future operating costs and asset retirement obligations, as defined in the Royalty Indenture. In addition, unitholders are entitled to receive the net income from other investments that are held directly by the Trust. Pursuant to the Royalty Indenture, the Board of Directors of the Corporation can establish a reserve for certain items including up to 20 percent of gross revenue to fund future capital expenditures or for the payment of royalty income in any future period.

Pursuant to the Trust Indenture, trust unitholders are entitled to monthly distributions from interest income on the notes, royalty income under the Royalty Indenture and from other investments held directly by the Trust, less any reserves and certain expenses of the Trust including general and administrative costs as defined in the Trust Indenture.

The Board of Directors has general authority over the business and affairs of the Corporation and derives its authority in respect to the Trust by virtue of the delegation of powers by the trustee to the Corporation as Administrator in accordance with the Trust Indenture.

Pengrowth Management Limited (the “Manager”) has certain responsibilities for the business affairs of the Corporation and the administration of the Trust under the terms of a management agreement and defers to the Board of Directors on all matters material to the Corporation and the Trust. The management agreement expires on June 30, 2009. The Manager owns nine percent of the common shares of the Corporation, and the Manager is controlled by an officer and a director of the Corporation.

2.	SIGNIFICANT ACCOUNTING POLICIES
     Basis of Presentation
The Trust’s consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles (“GAAP”) in Canada. The consolidated financial statements include the accounts of the Trust, and all of its subsidiaries, collectively referred to as Pengrowth. All inter-entity transactions have been eliminated. These financial statements do not contain the accounts of the Manager.
The Trust owns 91 percent of the shares of Corporation and, through the royalty and notes, obtains substantially all the economic benefits of Corporation. In addition, the unitholders of the Trust have the right to elect the majority of the Board of Directors of the Corporation.
     Joint Interest Operations
A significant proportion of Pengrowth’s petroleum and natural gas development and production activities are conducted with others and accordingly the accounts reflect only Pengrowth’s interest in such activities.
     Property, Plant and Equipment
Pengrowth follows the full cost method of accounting for oil and gas properties and facilities whereby all costs of developing and acquiring oil and gas properties are capitalized. These costs include lease acquisition costs, geological and geophysical expenditures, costs of drilling and completion of wells, plant and production equipment costs and related overhead charges.

Pengrowth capitalizes a portion of general and administrative costs associated with exploration activities and development of all 100 percent owned projects. In addition, general and administrative costs are capitalized to the extent of Pengrowth’s working interest in capital expenditure projects to which overhead fees can be recovered from partners. In addition, transaction costs directly attributable to successful acquisitions are also capitalized.

As a result of growth in capital spending in unproven properties in 2008, Pengrowth began to exclude the cost of acquiring and evaluating certain unproved properties from the cost base subject to depletion. Capitalized costs, including future development costs and excluding the cost of unproven properties commencing in 2008, are depleted on a unit of production method based on proved reserves before royalties as estimated by independent engineers. The effect of the change in accounting policy on prior periods was not material. The fair value of future estimated asset retirement obligations associated with properties and facilities are capitalized and included in the depletion calculation. The associated asset retirement obligations on future development capital costs are also included in the cost base subject to depletion. Natural gas production and reserves are converted to equivalent units of crude oil using their relative energy content.

Repairs and maintenance costs are expensed as incurred.

Proceeds from disposals of oil and gas properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20 percent, in which case a gain or loss on disposal is recorded.

There is a limit on the carrying value of property, plant and equipment and other assets, which may be depleted against revenues of future periods (the “ceiling test”). Initially, the carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, and the lower of cost and market of unproved properties exceeds the carrying value. A separate recoverability test is completed on major development projects. If the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves including the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. The carrying value of property, plant and equipment and other assets subject to the ceiling test includes asset retirement costs.
     Goodwill
Goodwill, which represents the excess of the total purchase price over the estimated fair value of the net identifiable assets and liabilities acquired, is not amortized but instead is assessed for impairment annually or as events occur that could suggest impairment exists. Impairment is assessed by determining the fair value of the reporting entity and comparing this fair value to the book value of the reporting entity. If the fair value of the reporting entity is less than the book value, impairment is measured by allocating the fair value of the reporting entity to the identifiable assets and liabilities of the reporting entity as if the reporting entity had been acquired in a business combination for a purchase price equal to its fair value. The excess of the fair value of the reporting entity over the assigned values of the identifiable assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to earnings in the period in which it occurs. Goodwill is stated at cost less impairment.
     Injectant Costs
Injectants (mostly natural gas and ethane) are used in miscible flood programs to stimulate incremental oil recovery. The cost of hydrocarbon injectants purchased from third parties for miscible flood projects is deferred and amortized over the period of expected future economic benefit which is currently estimated as 24 months.
     Asset Retirement Obligations
Pengrowth recognizes the fair value of an Asset Retirement Obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit of production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

Pengrowth has placed cash in segregated remediation trust accounts to fund certain ARO for the Judy Creek properties and the Sable Offshore Energy Project (“SOEP”).
     Income Taxes
Pengrowth follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements and their respective tax bases, using substantively enacted income tax rates. The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period the change occurs. Pengrowth’s policy for income tax uncertainties is that tax benefits will be recognized only when it is more likely than not the position will be sustained on examination.
     Trust Unit Compensation Plans
Pengrowth has trust unit based compensation plans, which are described in Note 13. Compensation expense associated with trust unit based compensation plans is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Pengrowth estimates the forfeiture rate of trust unit rights and deferred entitlement trust units (“DEUs”) at the date of grant. Any consideration received upon the exercise of trust unit based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in trust unitholders’ capital. Compensation expense is based on the estimated fair value of the trust unit based compensation at the date of grant.

Pengrowth does not have any outstanding trust unit compensation plans that call for settlement in cash or other assets. Grants of such items, if any, will be recorded as liabilities, with changes in the liabilities charged to net income, based on the intrinsic value.
     Financial Instruments
Financial instruments are utilized by Pengrowth to manage its exposure to commodity price fluctuations, foreign currency and interest rate exposures. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.

Financial instruments are classified into one of five categories: held for trading, held to maturity investments, loans and receivables, available for sale financial assets or other liabilities. Pengrowth has designated cash and term deposits as held for trading which are measured at fair value. Accounts receivable and due from the Manager are classified as loans and receivables which are measured at amortized cost. Investments held in the remediation trust funds have been designated as held to maturity and held for trading based on the type of investments in the fund. Other investments included in other assets have been designated as held for trading and available for sale based on the type of investment. The available for sale securities included in other assets are recorded at cost as the investment is in a private entity whose shares are not quoted in an active market. Held to maturity investments are measured at amortized cost, held for trading investments are measured at fair value, and available for sale investments are measured at fair value, except those whose shares are not quoted in an active market. Bank indebtedness, accounts payable and accrued liabilities, distributions payable, the debt portion of convertible debentures, and long term debt have been classified as other liabilities which are measured at amortized cost using the effective interest rate method.

All derivatives are classified as held for trading which are measured at fair value with changes in fair value over a reporting period recognized in net income. Changes in the fair value of derivatives used in certain hedging transactions for which cash flow hedge accounting is permitted would be recorded in other comprehensive income. Pengrowth does not have any risk management contracts outstanding for which hedge accounting is being applied.

The receipts or payments arising from commodity contracts are recognized as a component of oil and gas sales. Unrealized gains and losses on commodity contracts are included in the unrealized gain (loss) on commodity risk management. The difference between the interest payments on the Pound Sterling denominated debt after the foreign exchange swaps and the interest expense recorded at the average foreign exchange rate is included in foreign exchange gains (losses). Unrealized gains (losses) on these swaps are included in foreign exchange gains (losses).

Comprehensive income includes net income and transactions and other events from non-owner sources such as unrealized gains and losses on effective cash flow hedges. There are no amounts that Pengrowth would include in other comprehensive income except for net income.

Transaction costs incurred in connection with the issuance of term debt instruments with a maturity of greater than one year are deducted against the carrying value of the debt and amortized to net income using the effective interest rate method over the expected life of the debt. Transaction costs incurred in connection with the issuance of other debt instruments are expensed as incurred.
     Foreign Currency
The U.S. dollar and U.K. Pound Sterling denominated debt are translated into Canadian dollars at the exchange rate in effect on the balance sheet date. Foreign exchange gains and losses on the U.S. dollar and U.K. Pound Sterling denominated debt are included in income.
     Equity Investment
Pengrowth utilizes the equity method of accounting for investments subject to significant influence. Under this method, investments are initially recorded at cost and adjusted thereafter to include Pengrowth’s pro rata share of post-acquisition earnings. Any dividends received or receivable from the investee would reduce the carrying value of the investment.
     Measurement Uncertainty
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period then ended.

The amounts recorded for depletion, depreciation, amortization of injectants, goodwill, future income taxes and ARO are based on estimates. The ceiling test calculation is based on estimates of proved reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions. The impairment assessment of goodwill is based on the estimated fair value of Pengrowth’s reporting units which is referenced to Pengrowth’s unit price and the premium an arm’s length party would pay to acquire all of the outstanding units. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.
     Net Income Per Trust Unit
Basic net income per unit amounts are calculated using the weighted average number of units outstanding for the year. Diluted net income per unit amounts includes the dilutive effect of trust unit options, trust unit rights and DEUs using the treasury stock method. The treasury stock method assumes that any proceeds obtained on the exercise of in-the-money trust unit options and trust unit rights would be used to purchase trust units at the average price during the period. Diluted net income per unit amounts also include the dilutive effect of convertible debentures using the “if-converted” method which assumes that the convertible debentures were converted at the beginning of the period.

     Revenue Recognition
Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.
     Cash and Term Deposits
Cash and term deposits include demand deposits and term deposits with original maturities of less than 90 days.
     Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

3.	CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2008, Pengrowth adopted new Canadian accounting standards related to capital disclosures. The new standards require disclosure about Pengrowth’s objectives, policies and processes for managing capital. Refer to Note 19, Capital Disclosures.

Effective January 1, 2008, Pengrowth adopted new and revised Canadian accounting standards related to the disclosure and presentation of financial instruments. The new standards require additional disclosures regarding the nature and extent of the risks associated with financial instruments and how those risks are managed. The presentation standards for financial instruments under the new handbook section did not change significantly from the previous standards. Refer to Note 20, Financial Instruments.

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) in place of Canadian GAAP for interim and annual periods beginning on or after January 1, 2011. Pengrowth has completed the diagnostic phase, which involved a high level review of the major differences between Canadian GAAP and IFRS, and identification of potential information systems and process changes. Currently, Pengrowth has determined that the areas of accounting difference with the highest potential impact are accounting for exploration and development activities including classification of exploration and evaluation expenditures, depletion and impairment of capital assets, and business combination accounting. At this time, the impact on Pengrowth’s future financial position and results of operations is not reasonably determinable or estimable.

In September 2008, the International Accounting Standards Board issued an exposure draft to amend IFRS 1 in respect of property plant and equipment as at the date of initial transition to IFRS. That exposure draft, if adopted, would permit issuers currently using the full cost method of accounting to allocate the balance of property plant and equipment (as determined under Canadian GAAP) to the IFRS categories of exploration and evaluation assets and development and producing properties without significant adjustment arising from the retroactive adoption of IFRS. If the exposure draft becomes part of IFRS, Pengrowth intends to use the exemption provided therein.

New Canadian accounting standards related to business combinations have been issued which will require changes to the way business combinations are accounted. The new standards broaden the scope of business combinations and require transaction costs to be expensed as incurred as well as require valuing all assets and liabilities and measuring consideration paid at the closing date. The new Canadian standards are required for all business combinations occurring on or after January 1, 2011 although early adoption is allowed.

New Canadian accounting recommendations related to goodwill and intangible assets have been issued which establish standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. These recommendations are effective for years beginning on or after October 1, 2008. Pengrowth does not expect these recommendations to have a material impact on the financial position, results of operations or cash flows.

4.	ACQUISITIONS
     2008 Acquisitions
On September 30, 2008, Pengrowth and Accrete Energy Inc. (“Accrete”) completed a business combination (the “Combination”) whereby each Accrete share was exchanged for 0.277 of a Pengrowth trust unit. As a result of the Combination, approximately 5.0 million Pengrowth trust units were issued to Accrete shareholders. The value assigned to each Pengrowth unit issued was approximately $17.95 per trust unit based on the weighted average market price of the trust units on the five days surrounding the announcement date of the Combination. In conjunction with the Combination, all of Accrete’s oil and gas properties except those in the Harmattan area were transferred to Argosy Energy Inc. The Combination was accounted for as an acquisition of Accrete by Pengrowth using the purchase method of accounting with the allocation of the purchase price and consideration as follows:

Allocation of Purchase Price:
Property, plant and equipment	$146,463
Bank debt	(16,289)
Asset retirement obligations	(2,685)
Working capital deficit	(5,548)
Future income taxes	(31,858)

$90,083

Consideration:
Pengrowth units	$89,253
Acquisition costs	830

$90,083

The estimated fair value of property and equipment was determined using an independent reserve evaluation. The future income tax liability was determined based on Pengrowth’s effective income tax rate of approximately 28 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.

The consolidated financial statements include the results of operations and cash flows from Accrete subsequent to the closing date of September 30, 2008. Final determination of the allocation of the purchase cost to the fair values of the assets and liabilities acquired is still pending.
     2007 Acquisitions
On January 22, 2007 Pengrowth acquired four subsidiaries of Burlington Resources Canada Ltd., a subsidiary of ConocoPhillips (the “CP properties”), which hold Canadian oil and natural gas properties and undeveloped land. The transaction was accounted for using the purchase method of accounting with the allocation of the purchase price and consideration paid as follows:

Allocation of Purchase Price:
Property, plant and equipment	$1,360,491
Goodwill	62,594
Asset retirement obligations	(90,772)
Future income taxes	(305,144)

$1,027,169

Consideration:
Cash	$1,024,873
Acquisition costs	2,296

$1,027,169

Property, plant and equipment represents the fair value of the assets acquired determined in part by an independent reserve evaluation. Goodwill, which is not deductible for tax purposes, was determined based on the excess of the total consideration paid less the value assigned to the identifiable assets and liabilities including the future tax liability.

The future income tax liability was determined based on the enacted income tax rate of approximately 29 percent. The asset retirement obligations were determined using Pengrowth’s estimated costs to remediate, reclaim and abandon the wells and facilities, the estimated timing of the costs to be incurred in future periods, an inflation rate of two percent, and a discount rate of eight percent.

Results of operations from the CP properties subsequent to the closing date of January 22, 2007 are included in the consolidated financial statements.
5.	OTHER ASSETS

	2008	2007

Remediation trust funds (Note10)	$27,122	$18,094
Equity investment in Monterey Exploration Ltd.	9,872	6,737
Investment in Result Energy Inc.	624	—
Investment in private corporation	5,000	—

	$42,618	$24,831

Effective February 2008, funds in the SOEP remediation trust fund were invested in an exchange traded bond fund. The SOEP remediation trust fund as at December 31, 2008 was $18.4 million (December 31, 2007 — $9.9 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. The fair value of the investments in the fund is recognized as an unrealized gain or loss in the period and included in other expense on the consolidated statements of income and deficit. For the years ended December 31, 2008 and 2007, the amount of unrealized loss related to the SOEP remediation trust fund was insignificant. As at December 31, 2008 , $8.7 million (December 31, 2007 — $8.2 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized as received.

Pengrowth recorded equity income of $1.4 million for the year ended December 31, 2008 (2007 — loss of $0.3 million) to reflect Pengrowth’s proportionate share of Monterey Exploration Ltd.’s (“Monterey”) net income. During the third quarter of 2008, Monterey issued shares in a public offering in which Pengrowth did not participate. The share offering was at a deemed issue price that was greater than the book value of Monterey’s net assets at the time of the share issue resulting in Pengrowth recording a $1.8 million pre-tax dilution gain in the third quarter. The dilution gain represents the increase in Pengrowth’s pro-rata share of the net assets of Monterey. As of December 31, 2008 and 2007, Pengrowth held approximately 8 million common shares of Monterey, which is approximately 24 percent (December 31, 2007 — 32 percent) of the outstanding common shares. The equity income and dilution gain are included in other expenses on the consolidated statements of income and deficit.

In the third quarter of 2008, Pengrowth obtained 4.2 million shares of Result Energy Inc. (“Result”) valued at $2.2 million in connection with a land acquisition. The investment in Result has been designated as a held for trading investment and is recorded at fair value at the end of each period. The change in the fair value of the investment has been recorded as an unrealized gain or loss in the period and included in other expenses in the consolidated statements of income and deficit.

In the fourth quarter of 2008, Pengrowth purchased 1.0 million shares of a private corporation valued at $5.0 million. The investment has been designated as available for sale and is recorded at cost as the shares are not quoted in an active market.

6.	PROPERTY, PLANT AND EQUIPMENT

	2008	2007

Property, plant and equipment, at cost	$7,136,374	$6,577,484
Accumulated depletion, depreciation and amortization	(2,907,409)	(2,298,083)

Net book value of property, plant and equipment	$4,228,965	$4,279,401
Net book value of deferred injectant costs	22,416	27,281

Net book value of property, plant and equipment and deferred injectants	$4,251,381	$4,306,682

In 2008, approximately $5.8 million (2007 — $6.1 million) of general and administrative costs associated with exploration and unproven properties were capitalized. Approximately $45 million (2007 — nil) of costs to acquire and evaluate unproven properties has been excluded from depletion.

Pengrowth performed a ceiling test calculation at December 31, 2008 to assess the recoverable value of the property, plant and equipment. The oil and gas future prices and costs are based on the January 1, 2009 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Pengrowth. The following table summarizes the benchmark prices which are provided by an independent recognized valuation firm used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Pengrowth’s proved reserves exceeded the carrying value of property, plant and equipment at December 31, 2008.

		Foreign	Edmonton Light	AECO
	WTI Oil	Exchange Rate	Crude Oil	Gas
Year	(U.S.$/bbl)	(U.S.$/Cdn$)	(Cdn$/bbl)	(Cdn$/mmbtu)

2009	$57.50	0.825	$68.61	$7.58
2010	$68.00	0.850	$78.94	$7.94
2011	$74.00	0.875	$83.54	$8.34
2012	$85.00	0.925	$90.92	$8.70
2013	$92.01	0.950	$95.91	$8.95
2014	$93.85	0.950	$97.84	$9.14
2015	$95.73	0.950	$99.82	$9.34
2016	$97.64	0.950	$101.83	$9.54
2017	$99.59	0.950	$103.89	$9.75
2018	$101.59	0.950	$105.99	$9.95
Thereafter	+ 2.0 percent/yr	0.950	+ 2.0 percent/yr	+ 2.0 percent/yr

7.	CONTRACT LIABILITIES

Contract liabilities are composed of the following amounts:

	2008	2007

Fixed price commodity contract	$956	$4,110
Firm transportation contracts	11,207	12,715

	12,163	16,825
Less current portion	(2,483)	(4,663)

	$9,680	$12,162

Pengrowth assumed a natural gas fixed price sales contract and firm transportation commitments in conjunction with certain acquisitions. The fair values of these contracts were estimated on the date of acquisition and the amount recorded is reduced as the contracts settle.

8.	CONVERTIBLE DEBENTURES

The 6.5 percent convertible unsecured subordinated debentures (the “Debentures”) mature on December 31, 2010 with interest paid semi-annually in arrears on June 30 and December 31 of each year. Each $1,000 principal amount of Debentures is convertible at the option of the holder at any time into Pengrowth trust units at a conversion price of $25.54 per unit. After December 31, 2008, Pengrowth may elect to redeem all or a portion of the outstanding Debentures at a price of $1,050 per debenture or $1,025 per debenture after December 31, 2009.

The Debentures have been classified as debt, net of the fair value of the conversion feature which is included in equity at the date they were assumed in a business combination. The fair value of the conversion feature was calculated using an option pricing model. The debt premium is being amortized over the term of the Debentures. The amortization of the debt premium and the interest paid are recorded as interest. If the Debentures are converted into trust units, the portion of the value of the conversion feature within Trust Unitholders’ Equity will be reclassified to trust units along with the principal amount converted. As of December 31, 2008 and 2007, Debentures with a face value of $74.7 million remain outstanding.

	Debt	Equity	Total

Balance, December 31, 2007	$75,030	$160	$75,190
Amortization of debt premium	(115)	—	(115)

Balance, December 31, 2008	$74,915	$160	$75,075

9.	LONG TERM DEBT

	2008	2007

U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$182,180	$148,053
50 million at 5.47 percent due April 2013	60,727	49,351
400 million at 6.35 percent due July 2017	485,080	394,390
265 million at 6.98 percent due August 2018	321,231	—

	$1,049,218	$591,794
Pound sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	88,285	97,444
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	—
Canadian dollar revolving credit facility borrowings	372,000	513,998

	$1,524,503	$1,203,236

Pengrowth has a committed $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured; covenant based and has a three year term maturing June 15, 2011. Pengrowth has the option to extend the facility each year, subject to the approval of the lenders, or repay the entire balance at the end of the three year term. The next renewal date is June 15, 2009. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $50 million demand operating line of credit. The facilities were reduced by drawings of $372 million and by outstanding letters of credit in the amount of approximately $12 million at December 31, 2008.
On April 23, 2003, Pengrowth closed a U.S. $200 million private placement of senior unsecured notes. The notes were offered in two tranches of U.S. $150 million at 4.93 percent due April 2010 and U.S. $50 million at 5.47 percent due in April 2013. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.1 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.

On December 1, 2005, Pengrowth closed a U.K. Pound Sterling 50 million private placement of senior unsecured notes. In a series of related risk management transactions, Pengrowth fixed the Pound Sterling to Canadian dollar exchange rate for all the semi-annual interest payments and the principal repayments at maturity. The notes have an effective rate of 5.49 percent after the risk management transactions. The notes contain the same financial maintenance covenants as the 2003 U.S. dollar denominated notes. Costs incurred in connection with issuing the notes, in the amount of $0.7 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.

On July 26, 2007, Pengrowth closed a U.S. $400 million private placement of senior unsecured notes. The notes bear interest at 6.35 percent and are due July 2017. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $2.5 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.

On August 21, 2008, Pengrowth closed a U.S. $265 million private placement of senior unsecured notes. The notes bear interest at 6.98 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually. Costs incurred in connection with issuing the notes, in the amount of $1.6 million, were deducted from the carrying amount of the debt and are being amortized to income using the effective interest method over the expected term of the notes.

On August 21, 2008, Pengrowth closed a Cdn $15 million private placement of senior unsecured notes. The notes bear interest at 6.61 percent and are due August 2018. The notes contain certain financial maintenance covenants and interest is paid semi-annually.

As of December 31, 2008, an unrealized cumulative foreign exchange loss of $66.9 million (December 31, 2007 — gain of $115.0. million) has been recognized on the U.S. dollar term notes since the date of issuance. As of December 31, 2008, an unrealized cumulative foreign exchange gain of $25.4 million (2007 — $16.1 million) has been recognized on the U.K. pound sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.

The five year schedule of long term debt repayment based on current maturity dates and assuming the revolving credit facility is not renewed is as follows: 2009 — nil, 2010 — $182.7 million, 2011 — $372.0, 2012 — nil, 2013 — $60.9 million.

10.	ASSET RETIREMENT OBLIGATIONS

The ARO were estimated by management based on Pengrowth’s working interest in wells and facilities, estimated costs to remediate, reclaim and abandon the wells and facilities and the estimated timing of the costs to be incurred, considering various factors including the annual reserves evaluation of Pengrowth’s properties from the independent reserve evaluators. Pengrowth has estimated the net present value of its ARO to be $344 million as at December 31, 2008 (2007 — $352 million), based on a total escalated future liability of $2,283 million (2007 — $2,015 million). These costs are expected to be made over 50 years with the majority of the costs incurred between 2040 and 2054. Pengrowth’s credit adjusted risk free rate of eight percent (2007 — eight percent) and an inflation rate of two percent (2007 — two percent) were used to calculate the net present value of the ARO.

The following reconciles Pengrowth’s ARO:

	2008	2007

Asset retirement obligations, beginning of year	$352,171	$255,331
Increase (decrease) in liabilities during the year related to:
Acquisitions	3,414	91,333
Dispositions	(5,663)	(35,199)
Additions	3,618	3,753
Revisions	(4,555)	22,659
Accretion Expense	28,051	25,722
Liabilities settled in the year	(32,691)	(11,428)

	$344,345	$352,171

Remediation trust funds

Pengrowth is required to make contributions to a remediation trust fund that is used to cover certain ARO of the Judy Creek properties. Pengrowth makes monthly contributions to the fund of $0.10 per boe of production from the Judy Creek properties and an annual lump sum contribution of $250,000.

Every five years Pengrowth must evaluate the assets in the trust fund and the outstanding ARO, and make recommendations to the former owner of the Judy Creek properties as to whether contribution levels should be changed. The next evaluation is anticipated to occur in 2012. Contributions to the Judy Creek remediation trust fund may change based on future evaluations of the fund.

Pengrowth is required to make contributions to a remediation trust fund that will be used to fund the ARO of the SOEP properties and facilities. Pengrowth currently makes a monthly contribution to the fund of $0.52 per mcf of natural gas production and $1.04 per bbl of natural gas liquids production from SOEP.

The following summarizes Pengrowth’s trust fund contributions for 2008 and 2007 and Pengrowth’s expenditures on ARO:

Remediation Trust Funds	2008	2007

Opening balance	$18,094	$11,144

Contributions to Judy Creek Remediation Trust Fund	831	917
Contributions to SOEP Environmental Restoration Fund	8,485	6,441
Remediation funded by Judy Creek Remediation Trust Fund	(288)	(408)

Change in remediation trust funds	9,028	6,950

Closing balance	$27,122	$18,094

Expenditures on ARO	2008	2007

Expenditures on ARO not covered by the trust funds	$32,403	$11,020
Expenditures on ARO covered by the trust funds	288	408

	$32,691	$11,428

11.	INCOME TAXES

The Trust is a mutual fund trust as defined under the Income Tax Act (Canada). All taxable income earned by the Trust has been allocated to unitholders and such allocations are deducted for income tax purposes.

On June 22, 2007, the Canadian government implemented a new tax (the “SIFT tax”) on publicly traded income trusts and limited partnerships (Bill C-52 Budget Implementation Act). For existing income trusts and limited partnerships, the SIFT tax will be effective in 2011 unless certain rules related to

“undue expansion” are not adhered to. As such, the Trust would not be subject to the new measures until the 2011 taxation year provided the Trust continues to meet certain requirements.

	2008	2007

Income before taxes	$323,925	$95,040
Combined federal and provincial tax rate	29.50%	32.10%

Expected income tax	95,558	30,508
Net income of the Trust	(200,998)	(123,227)
Impact of SIFT legislation	—	(71,048)
Unrealized foreign exchange (gain) loss	24,783	(9,254)
Book to tax differential on dispositions	—	(68,722)
Change in enacted tax rates	(3,745)	(59,230)
Future tax rate difference	4,175	19,679
Other including stock based compensation	1,859	16,682
Valuation allowance	6,443	—

Future income tax reduction	$(71,925)	$(264,612)

The future income tax rate in 2008 is approximately 25 percent (2007 — 25 percent) and was applied to the temporary differences compared to the federal and provincial statutory rate of approximately 29 percent for the 2008 income tax year (2007 — 32 percent).

The net future income tax liability is composed of:

	2008	2007

Future income tax assets:
Asset retirement obligation	$84,090	$85,717
Non-capital losses	117,987	68,611
Unrealized commodity loss	—	22,066
Unrealized foreign exchange loss	6,443	—
Contract liabilities	3,292	3,106

	211,812	179,500
Less: Valuation allowance	(6,443)	—

	205,369	179,500
Future income tax liabilities:
Property, plant, equipment and other assets	$(491,170)	$(504,319)
Unrealized commodity gain	(42,481)	—
Unrealized foreign exchange gain	—	$(15,601)
Deferred partnership income	—	$(27,929)

	$(328,282)	$(368,349)

In calculating its future income tax liability, Pengrowth has included $462.8 million (2007 — $269.9 million) related to non-capital losses available for carryforward to reduce taxable income in future years. These losses expire between 2014 and 2028.

12.	TRUST UNITS

Pengrowth is authorized to issue an unlimited number of trust units.

Total Trust Units:

	2008		December 31, 2007
	Number of		Number of
Trust Units Issued	Trust Units	Amount	Trust Units	Amount

Balance, beginning of period	246,846,420	$4,432,737	244,005,105	$4,383,819
Issued on conversion of Class A trust units			9,630	$173
Issued on redemption of DEUs (non-cash)(1)	238,633	2,484	2,931	55
Issued for cash on exercise of trust unit options and rights	290,363	4,209	350,615	4,006
Issued for cash under Distribution Reinvestment Plan (DRIP)	3,727,256	59,421	2,461,299	44,880
Issued for the Accrete business combination	4,973,325	89,123	—	—
Issued on redemption of Royalty Units (non-cash)	—	—	14,952	—
Trust unit rights incentive plan (non-cash exercised)	—	610	—	548
Issue Costs	—	—	—	(745)

Balance, end of period	256,075,997	$4,588,584	246,844,532	$4,432,736

(1)	Includes 2005 DEU grants vested in 2008 with a performance multiplier of 120% and DEUs granted to retirees.
During the year ended December 31, 2008, no Class A trust units were converted to “consolidated” trust units (2007 — 9,630 Class A trust units were converted). As at December 31, 2008, 1,888 Class A trust units (2007 — 1,888) remain outstanding. All other trust units outstanding are “consolidated” trust units.

Redemption Rights

All trust units are redeemable by Computershare, as trustee, on demand by a Unitholder, when properly endorsed for transfer and when accompanied by a duly completed and properly executed notice requesting redemption, at a redemption price equal to the lesser of: (i) 95 percent of the average closing price of the trust units on the market designated by the Board of Directors of the Corporation (the “Board of Directors”) for the ten days after the trust units are surrendered for redemption and (ii) the closing price of the trust units on such market on the date the trust units are surrendered for redemption. The redemption right permits Unitholders to redeem trust units for maximum proceeds of $25,000 in any calendar month provided that such limitation may be waived at the discretion of the Board of Directors. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of Royalty Units and other assets, excluding facilities, pipelines or other assets associated with oil and natural gas production, which are held by the Trust at the time the trust units are to be redeemed. The price of trust units as applicable, for redemption purposes is based upon the closing trading price of the Trust Units irrespective of whether the units being redeemed are Trust Units or Class A trust units.

Distribution Reinvestment Plan

Unitholders are eligible to participate in the Distribution Reinvestment Plan (“DRIP”). DRIP entitles the unitholder to reinvest cash distributions in additional units of the Trust. The trust units under the plan are issued from treasury at a five percent discount to the weighted average closing price of trust units traded on the TSX for the 20 trading days preceding a distribution payment date.

“At The Market” Distribution

On December 14, 2007, Pengrowth entered into an equity distribution agreement (the “Equity Distribution Agreement”) with SG Americas Securities, LLC and FirstEnergy Capital Corp. (collectively, the “Underwriters”) which will permit Pengrowth to distribute up to 25,000,000 Trust Units from time to time through the Underwriters over a period of up to 25 months from the date of the Equity Distribution Agreement (the “Equity Distribution Program”). Sales of Trust Units, if any, pursuant to the Equity Distribution Agreement will be made in transactions that are deemed to be “at-the-market distributions”, including sales made directly on the New York Stock Exchange or the Toronto Stock Exchange. The Trust Units will be distributed at market prices prevailing at the time of sale and, as a result, prices may vary between purchasers and during the period of distribution. The net proceeds of any given distribution of Trust Units will be used for development capital and general business purposes. The volume and timing of sales, if any, will be at Pengrowth’s discretion. The shelf prospectus enabling the at-the-market distribution expired in the fourth quarter of 2008. Although the Equity Distribution Agreement is still in effect, no units can be issued until a new shelf prospectus is filed. No Trust Units were issued under the Equity Distribution Program during the year ended December 31, 2008

Contributed Surplus

	2008	2007

Balance, beginning of year	$9,679	$4,931
Trust unit rights incentive plan (non-cash expensed)	2,348	1,903
Deferred entitlement trust units (non-cash expensed)	7,650	3,448
Trust unit rights incentive plan (non-cash exercised)	(614)	(548)
Deferred entitlement trust units (non-cash exercised)	(2,484)	(55)

Balance, end of year	$16,579	$9,679

13.	TRUST UNIT BASED COMPENSATION PLANS

Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program.

Long Term Incentive Program

The DEUs issued under the plan vest and are converted to trust units in the third year from the date of grant and will receive deemed distributions prior to the vesting date in the form of additional DEUs. However, the number of DEUs actually issued to each participant at the end of the three year vesting period will be subject to an absolute performance test and a relative performance test which compares Pengrowth’s three year average total return to the three year average total return of a peer group of other energy trusts such that upon vesting, the number of trust units issued from treasury may range from zero to one and one-half times the number of DEUs granted plus accrued DEUs through the deemed reinvestment of distributions.

Compensation expense related to DEUs is based on the fair value of the DEUs at the date of grant. The fair value of DEUs is determined using the closing trust unit price on the date of grant. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant, which has been estimated at 25 percent for officers and employees. The number of trust units awarded at the end of the vesting period is subject to certain performance conditions and fluctuations in compensation expense may occur due to changes in estimating the outcome of the performance conditions. A performance multiplier of 100 percent was used for 2008 and 2007 grants and 150 percent for 2006 grants based on Pengrowth’s total return compared to its peer group at year end. Compensation expense is recognized in income over the vesting period with a corresponding increase or decrease to contributed surplus. Upon the issuance of trust units at the end of the vesting period, trust unitholders’ capital is increased and contributed surplus is decreased by the amount of compensation expense related to the DEUs. The trust units are issued from treasury upon vesting.

Pengrowth recorded compensation expense of $7.6 million in 2008 (2007 — $3.4 million) related to the DEUs based on the weighted average grant date fair value of $19.49 per DEU (2007 - $20.07 per DEU). As at December 31, 2008, the amount of compensation expense to be recognized over the remaining vesting period was $8.7 million (December 31, 2007 — $6.6 million) or $8.72 per DEU (2007 — $10.71 per DEU). The unrecognized compensation cost will be expensed to net income over the remaining weighted average vesting period of 1.3 years (2007 — 1.5 years).

	2008		2007
	Number of	Weighted	Number of	Weighted
DEU	DEUs	average price	DEUs	average price

Outstanding, beginning of year	868,042	$20.13	399,568	$20.55
Granted	578,833	$17.88	451,615	$19.73
Forfeited	(158,532)	$19.54	(92,672)	$20.15
Exercised	(202,020)	$18.51	(2,931)	$20.06
Deemed DRIP	184,427	$19.70	112,462	$20.27

Outstanding, end of year	1,270,750	$19.38	868,042	$20.13

Trust Unit Rights Incentive Plan

Pengrowth has a Trust Unit Rights Incentive Plan, pursuant to which rights to acquire trust units may be granted to the directors, officers, employees, and special consultants of the Corporation and the Manager. Pengrowth has not granted Trust Unit Rights to directors since 2006. Under the Rights Incentive Plan, distributions per trust unit to unitholders in a calendar quarter which represent a return of more than 2.5 percent of the net book value of property, plant and equipment at the beginning of such calendar quarter may result, at the discretion of the holder, in a reduction in the exercise price. Total price reductions calculated for 2008 were $1.01 per trust unit right (2007 — $1.14 per trust unit right). One third of the rights granted under the Rights Incentive Plan vest on the grant date, one third on the first anniversary date of the grant and the remaining on the second anniversary. The rights have an expiry date of five years from the date of grant.

As at December 31, 2008, rights to purchase 3,292,622 trust units were outstanding (2007 — 2,250,056) that expire at various dates to November 19, 2013.

	2008		2007
	Number of	Weighted	Number of	Weighted
Trust Unit Rights	rights	average price	rights	average price

Outstanding, beginning of year	2,250,056	$17.39	1,534,241	$16.06
Granted (1)	1,703,892	$17.96	1,259,562	$19.75
Forfeited	(397,469)	$17.49	(199,822)	$14.63
Exercised	(263,857)	$14.55	(343,925)	$11.35

Outstanding, end of year	3,292,622	$16.78	2,250,056	$17.39

Exercisable, end of year	1,950,375	$16.52	1,317,296	$16.30

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
The following table summarizes information about trust unit rights outstanding and exercisable at December 31, 2008:

	Rights Outstanding			Rights Exercisable
		Weighted average	Weighted		Weighted
Range of exercise	Number	remaining contractual	average exercise	Number	average exercise
prices	outstanding	life (years)	price	exercisable	price

$10.00 to $13.99	544,386	0.3	$12.13	447,656	$11.96
$14.00 to $17.99	2,351,560	2.7	$17.40	1,128,871	$17.35
$18.00 to $22.15	396,676	0.3	$19.45	373,848	$19.46

$10.00 to $22.15	3,292,622	3.2	$16.78	1,950,375	$16.52

Compensation expense associated with the trust unit rights granted during 2008 was based on the estimated fair value of $1.68 per trust unit right (2007 — $2.04). The fair value of trust unit rights granted in 2008 was estimated at nine percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 3.9 percent, volatility of 23 percent, expected distribution yield of 14 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees.

Compensation expense related to the trust unit rights in 2008 was $2.3 million (2007 — $1.9 million). As at December 31, 2008, the amount of compensation expense to be recognized over the remaining vesting period was $1.2 million (December 31, 2007 — $1.0 million) or $0.37 per trust unit right (2007 — $0.31 per trust unit right). The unrecognized compensation cost will be expensed to net income over the weighted average remaining vesting period of 1.1 year (2007 — 0.9 year). The trust units are issued from treasury upon vesting and exercise.

Trust Unit Option Plan

Pengrowth has a trust unit option plan under which directors, officers, employees and special consultants of the Corporation and the Manager are eligible to receive options to purchase trust units. No new grants have been issued under the plan since November 2002. The options expire seven years from the date of grant. All trust unit options are fully vested and expensed.

As at December 31, 2008, options to purchase 1,700 trust units were outstanding (2007 — 66,318) that expire at various dates to June 28, 2009.

	2008		2007
	Number of	Weighted	Number of	Weighted
Trust Unit Options	options	average price	options	average price

Outstanding, beginning of year	66,318	$15.25	98,619	$16.12
Exercised	(26,506)	$16.43	(6,690)	$15.25
Expired	(33,042)	$13.97	(25,611)	$18.61
Cancelled	(5,070)	$17.48	—	$—

Outstanding, end of year	1,700	$14.95	66,318	$15.25

Employee Savings Plans
Pengrowth has savings plans whereby Pengrowth will match contributions by qualifying employees of one to 12 percent of their annual base salary, less any of Pengrowth’s contributions to the Group Registered Retirement Savings Plan (Group RRSP), to purchase trust units in the open market. Participants in the Group RRSP can make contributions from one to 12 percent and Pengrowth will match contributions to a maximum of six percent of their annual basic salary. Pengrowth’s share of contributions to the Trust Unit Purchase Plan and Group RRSP were $4.2 million in 2008 (2007 — $3.5 million) and $1.0 million in 2008 (2007 — $0.9 million), respectively.
Trust Unit Margin Purchase Plan
Pengrowth has a plan whereby the employees and certain consultants of Pengrowth and the Manager can purchase trust units and finance up to 75 percent of the purchase price through an investment dealer, subject to certain participation limits and restrictions. Participants maintain personal margin accounts with the investment dealer and are responsible for all interest costs and obligations with respect to their margin loans.
Pengrowth has provided a $1 million letter of credit to the investment dealer to guarantee amounts owing with respect to the plan. The amount of the letter of credit may fluctuate depending on the amounts financed pursuant to the plan. At December 31, 2008, 432,789 trust units (2007 — 432,988) were deposited under the plan with a market value of $4.0 million (2007 — $7.6 million) and a corresponding margin loan of $4.3 million (2007 — $4.4 million).
The investment dealer has limited the total margin loan available under the plan to the lesser of $15 million or 35 percent of the market value of the units held under the plan. Pengrowth may be required to make payments or post additional letters of credit to the investment dealer as the margin loan currently exceeds the limit. Any payments made by Pengrowth would be reduced by proceeds of liquidating the individual’s trust units held under the plan. The maximum amount Pengrowth may be required to pay at December 31, 2008 was $4.3 million (2007 — $4.4 million) however, the individual plan members are solely responsible for any margin loans and Pengrowth would only be responsible for any unpaid amounts.
14.	DEFICIT

	2008	2007

Accumulated earnings	$2,071,188	$1,675,338
Accumulated distributions declared	(4,012,709)	(3,361,694)

	$(1,941,521)	$(1,686,356)

Pengrowth is obligated by virtue of its Royalty and Trust Indentures and NPI agreement to distribute to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income as a result of non-cash expenses such as unrecognized gains (losses) on commodity contracts, depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
Distributions paid
Actual cash distributions paid in 2008 were $675.0 million (2007 — $717.6 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

15.	FOREIGN EXCHANGE LOSS (GAIN)

	2008	2007

Unrealized foreign exchange loss (gain) on translation of U.S. dollar denominated debt	$181,856	$(57,820)
Unrealized foreign exchange gain on translation of U.K. pound denominated debt	(9,230)	(16,120)

	$172,626	$(73,940)
Unrealized loss on foreign exchange risk management contracts	24,533	8,067

	$197,159	$(65,873)
Realized foreign exchange (gain) loss	(7,987)	4,016

	$189,172	$(61,857)

16.	OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

Cash provided by (used for):	2008	2007

Accounts receivable	$9,452	$(34,707)
Accounts payable and accrued liabilities	23,536	21,699
Due from Pengrowth Management Limited	108	(2,832)
Net working capital on acquisition	(5,548)	—

	$27,548	$(15,840)

Change in Non-Cash Investing Working Capital

Cash provided by (used for):	2008	2007

Accounts payable and capital accruals	$(1,799)	$(3,821)

Cash interest payments

	2008	2007

Interest on long term debt	$66,267	$58,192
Interest on bank indebtedness	—	13,876

	$66,267	$72,068

In 2008 interest of nil (2007 — 13.9 million) on bank indebtedness was incurred on a $600 million credit facility that Pengrowth fully repaid on July 13, 2007.
17.	RELATED PARTY TRANSACTIONS
The Manager provides certain services pursuant to a management agreement in 2008 Pengrowth was charged nil (2007 — $0.1 million) for performance fees and $6.9 million (2007 — $6.7 million) for management fees. In addition, Pengrowth was charged $1.1 million (2007 — $1.0 million) for reimbursement of general and administrative expenses incurred by the Manager. Amounts charged by the Manager are pursuant to a management agreement approved by the unitholders. The law firm controlled by the Vice President and Corporate Secretary of the Corporation charged $1.0 million (2007 — $1.1 million) for legal and advisory services provided to Pengrowth. The fees charged by the law firm controlled by the Vice President and Corporate Secretary of the Corporation have been recorded at the exchange amount which management believes approximate the fair value. Amounts receivable or payable from or to the related parties are unsecured, non-interest bearing and have no set terms of repayment. During 2008, the Vice President and Corporate Secretary was granted 23,670 trust unit rights and 3,945 DEU’s (2007 — 20,901 trust unit rights and 3,484 DEU’s).
A senior officer of the Corporation is a member of the Board of Directors of Monterey, a company that Pengrowth owns approximately 24 percent of the outstanding common shares. As at December 2008, two senior officers of the Corporation directly and indirectly owned a total of 259,200 shares (2007 -230,000 shares) of Monterey. All shares have been purchased either through a new share offering marketed by an independent broker or on the open market.
18.	AMOUNTS PER TRUST UNIT
The following reconciles the weighted average number of trust units used in the basic and diluted net income per unit calculations:

	2008	2007

Weighted average number of trust units — basic	250,182	245,470
Dilutive effect of trust unit options, trust unit rights and DEUs	334	740

Weighted average number of trust units — diluted	250,516	246,210

In 2008, 6.2 million (2007 — 3.7 million) trust units from trust unit options, rights and the convertible debentures were excluded from the diluted net income per unit calculation as their effect is anti-dilutive.
19.	CAPITAL DISCLOSURES
Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures and working capital.
Pengrowth’s goal over longer periods of time is to maximize returns to the unitholders through cash distributions on a per Trust Unit basis and enhancing the value of the Trust Units. Pengrowth’s aim is to maintain sufficient financial flexibility in its capital structure to allow it to finance its capital expenditures to replace produced reserves through operating cash flows and within the company’s debt capacity while maintaining distributions at a level that provides a reasonable return to unitholders. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.
Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the credit facility and the term notes. Throughout 2008, Pengrowth was in compliance with all financial covenants
Pengrowth’s ability to issue trust units and convertible debt is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the SIFT tax). Pengrowth is grandfathered for the SIFT tax, however Pengrowth may lose the benefit of the grandfathering period, which ends December 31, 2010, if Pengrowth exceeds the limits on the issuance of new trust units and convertible debt that constitute normal growth during the grandfathering period (subject to certain exceptions). The normal growth limits are calculated as a percentage of Pengrowth’s market capitalization of approximately $4.8 billion on October 31, 2006. The normal growth guidelines have been revised to accelerate the safe harbour amount for each of 2009 and 2010. As of December 31, 2008 Pengrowth may issue $4.22 billion of equity in total for 2009 and 2010 under the safe harbour provisions. The normal growth restriction on trust unit issuance is monitored by management as part of the overall capital management objectives. Pengrowth is in compliance with the normal growth restrictions.

Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants.
In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision made by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.
Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA is within reasonable limits.
The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

($ thousands)	December 31,	December 31,
As at:	2008	2007

Term credit facilities	$372,000	$513,998
Senior unsecured notes	1,152,503	689,238
Working capital deficit	71,115	189,603
Convertible debentures	74,915	75,030

Total debt including convertible debentures	$1,670,533	$1,467,869

20.	FINANCIAL INSTRUMENTS
Pengrowth’s financial instruments are composed of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, fair value of risk management assets and liabilities, remediation trust funds, investments in other entities, due from the manager, distributions payable to unitholders, bank indebtedness, long term debt and convertible debentures.
Details of Pengrowth’s significant accounting policies for recognition and measurement of financial instruments are disclosed in Note 2.
RISK MANAGEMENT OVERVIEW
Pengrowth has exposure to certain market risks related to volatility in commodity prices, interest rates and foreign exchange rates. Derivative instruments are used to manage exposure to these risks. Pengrowth’s policy is not to utilize financial instruments for trading or speculative purposes.
The Board of Directors and management have overall responsibility for the establishment of risk management strategies and objectives. Pengrowth’s risk management policies are established to identify the risks faced by Pengrowth, to set appropriate risk limits, and to monitor adherence to risk limits. Risk management policies are reviewed regularly to reflect changes in market conditions and Pengrowth’s activities.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of financial assets and liabilities will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk, interest rate risk and equity price risk.

Commodity Price Risk
Pengrowth is exposed to commodity price risk as prices for oil and gas products fluctuate in response to many factors including local and global supply and demand, weather patterns, pipeline transportation and political stability and economic factors. Commodity price fluctuations are an inherent part of the oil and gas business. While Pengrowth does not consider it prudent to entirely eliminate this risk, it does mitigate some of the exposure to commodity price risk to protect the return on acquisitions and provide a level of stability to distributions. Pengrowth utilizes financial contracts to fix the commodity price associated with a portion of its future production. The use of forward and futures contracts are governed by formal policies and is subject to limits established by the board of directors. The board of directors and management may re-evaluate these limits as needed in response to specific events such as market activity, additional leverage, acquisitions or other transactions where Pengrowth’s capital structure may be subject to more risk from commodity prices.
As at December 31, 2008, Pengrowth had fixed the price applicable to future production as follows:

Crude Oil:
	Volume	Reference
Remaining term	(bbl/d)	Point	Price per bbl

Financial:
Jan 1, 2009- Dec 31, 2009	13,000	WTI (1)	$86.34 Cdn
Jan 1, 2010- Dec 31, 2010	6,500	WTI (1)	$93.19 Cdn
Jan 1, 2011- Nov 30, 2011	500	WTI (1)	$82.30 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed

Natural Gas:
	Volume	Reference	Price per
Remaining term	(mmbtu/d)	Point	mmbtu

Financial:
Jan 1, 2009 - Dec 31, 2009	10,000	NYMEX (1)	$8.50 Cdn
Jan 1, 2009 - Dec 31, 2009	49,760	AECO	$7.76 Cdn
Jan 1, 2009 - Dec 31, 2009	15,000	Chicago MI (1)	$8.45 Cdn
Jan 1, 2010 - Dec 31, 2010	16,587	AECO	$8.64 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Pengrowth has designated the above commodity risk management contracts as held for trading and recorded the contracts on the balance sheet at fair value.
The fair value of the commodity risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

Commodity Risk Management Contracts	2008	2007

Current portion of unrealized risk management assets	$122,841	$8,034
Non-current portion of unrealized risk management assets	41,851	66
Current portion of unrealized risk management (liabilities)	—	(70,694)
Non-current portion of unrealized risk management (liabilities)	—	(22,613)

Total unrealized risk management (liabilities) assets at year end	$164,692	$(85,207)

	2008	2007

Total unrealized risk management (liabilities) assets at year end	$164,692	$(85,207)

Less: Unrealized risk management (liabilities) assets at beginning of year	(85,207)	37,100

Unrealized (loss) gain on risk management contracts for the year	$249,899	$(122,307)

Natural Gas Fixed Price Sales Contract
Pengrowth assumed a natural gas fixed price physical sales contract in conjunction with an acquisition. At December 31, 2008, the amount Pengrowth would pay to terminate the fixed price sales contract would be $1.8 million. Details of the physical fixed price sales contract are provided below:

	Volume	Price per
Remaining Term	(mmbtu/d)	mmbtu

Jan 1, 2009 - Apr 30, 2009	3,886	$2.40 Cdn

Commodity Price Sensitivity
Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $7.3 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts. Similarly, each Cdn $0.50 per mcf change in future natural gas prices would result in approximately Cdn $16.7 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts.
As of close December 31, 2008, the AECO spot price gas price was $6.0164/GJ and the WTI prompt month price was US$44.60 per barrel.
Foreign Exchange Risk
Pengrowth is exposed to foreign currency fluctuations as crude oil and natural gas prices received are referenced to U.S. dollar denominated prices. Pengrowth has mitigated some of this exchange risk by entering into fixed Canadian dollar crude oil and natural gas price swaps as outlined in the commodity price risk section above.
Pengrowth is exposed to foreign currency fluctuation on the U.S. dollar denominated notes for both interest and principal payments. Pengrowth has not entered into any contracts to mitigate the foreign exchange risk associated with the U.S. dollar denominated term notes as the U.S. dollar denominated interest payments partially offset U.S. dollar denominated revenues.
Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing UK Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to UK Pound Sterling exchange rate on the interest and principal of the UK Pound Sterling denominated debt at approximately 0.4976 UK Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts have been determined based on the amount Pengrowth would receive or pay to terminate the contracts at period end. As at December 31, 2008, the amount Pengrowth would pay to terminate the foreign exchange risk management contracts would be approximately $18.7 million.
Pengrowth has designated the foreign exchange risk management contracts as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the income statement as follows:

Foreign Exchange Risk Management Contracts	2008	2007

Current portion of unrealized risk management liabilities	(2,706)	(152)
Non-current portion of unrealized risk management (liabilities) assets	(16,021)	5,958

Total unrealized risk management (liabilities) assets at year end	$(18,727)	$5,806

	2008	2007

Total unrealized risk management (liabilities) assets at year end	$(18,727)	$5,806
Less: Unrealized risk management assets at beginning of year	5,806	13,873

Unrealized loss on risk management contracts for the year	$(24,533)	$(8,067)

Foreign Exchange Rate Sensitivity
The following summarizes the sensitivity on pre-tax income of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	577

Interest Rate Risk
Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.
Interest Rate Sensitivity
 As at December 31, 2008, Pengrowth has approximately $1.5 billion of long term debt of which $372 million is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $3.7 million for the year ended December 31, 2008.
Equity Price Risk
Pengrowth has exposure to equity price risk on investments in an exchange traded bond fund related to a portion of the remediation trust fund and on its investment in Result, a publicly traded entity. Pengrowth’s exposure to equity price risk is not significant.
FAIR VALUE
The fair value of cash and term deposits, accounts receivable, accounts payable and accrued liabilities, due from manager, bank indebtedness, and distributions payable approximate their carrying amount due to the short-term nature of those instruments.
Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period. Investments in the SOEP remediation trust fund and Result have been designated as held for trading and are recorded at fair value which is based on the market value of the underlying investments at the balance sheet date. The Judy Creek remediation trust fund is classified as held to maturity. Fair value approximates the carrying value of the underlying investments plus the related accrued interest.
The fair value of the fixed rate term notes is determined based on the trading price of risk free government debt instruments of similar maturities, adjusted for credit risk premium. The fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates.
The fair value of financial instruments that differ from their carrying value are as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial Assets
Remediation Trust Funds	$27,122	$27,219	$18,094	$18,107

Financial Liabilities
U.S. dollar denominated senior unsecured notes	1,049,218	1,213,723	591,794	627,674
Cdn dollar senior unsecured notes	15,000	16,075	—	—
U.K. Pound Sterling denominated unsecured notes	88,285	95,495	97,444	96,181
Convertible debentures	74,915	68,014	75,030	74,741

CREDIT RISK
Credit risk is the risk of financial loss to Pengrowth if counterparty to a financial instrument fails to meet its contractual obligations. A significant portion of Pengrowth’s accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. Continued uncertainty in the credit markets may restrict the ability of Pengrowth’s normal business counterparties to meet their obligations to Pengrowth. Additional credit risk could exist where little or none previously existed. However, given the current state of global credit markets, oil and gas companies including Pengrowth may be exposed to an increased risk of a general decline in counterparty credit worthiness. Pengrowth manages its credit risk by performing a credit review on each marketing counterparty and following a credit practice that limits transactions according to the counterparty’s credit rating as assessed by Pengrowth. In addition, Pengrowth may require letters of credit or parental guarantees from certain counterparties to mitigate some of the credit risk associated with the amounts owing by the counterparty. The use of financial swap agreements involves a degree of credit risk that Pengrowth manages through its credit policies which are designed to limit eligible counterparties to those with investment grade credit ratings or better. The carrying value of accounts receivable and risk management assets represents Pengrowth’s maximum credit exposure.

Pengrowth sells a significant portion of its oil and gas to a limited number of counterparties. Pengrowth has two counterparties that individually account for more than ten percent of monthly revenues. Both counterparties are large, well-established companies supported by investment grade credit ratings.

Pengrowth considers amounts over 90 days as past due. As at December 31, 2008, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts. Management has assessed that no significant impairment issues exist. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.

LIQUIDITY RISK

Liquidity risk is the risk that Pengrowth will not be able to meet its financial obligations as they fall due. Pengrowth’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions. Management closely monitors cash flow requirements to ensure that it has sufficient cash on demand or borrowing capacity to meet operational and financial obligations over the next three years. Pengrowth maintains a committed $1.2 billion term credit facility with a syndicate of seven Canadian and four foreign banks and a $50 million demand operating line of credit. Pengrowth’s long term notes and bank credit facilities are unsecured and equally ranked.

All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

	Carrying	Contractual				More than 5
December 31, 2008	Amount	Cash Flows	within 1 year	1-2 years	2-5 years	years

Cdn dollar revolving credit facility(1)	$372,000	$393,919	$8,630	$8,630	$376,658	$—
Cdn dollar senior unsecured notes(1)	15,000	24,556	992	992	2,975	19,599
U.S. dollar denominated senior unsecured notes(1)	1,049,218	1,570,918	65,805	65,805	414,482	1,024,826
U.K. Pound Sterling denominated unsecured notes(1)	88,285	122,286	4,847	4,847	14,541	98,052
Convertible debentures (1)	74,915	84,457	4,858	79,599	—	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Foreign Exchange Risk Management Contracts Cash Outflow (Inflow)	18,727	210	30	30	90	60

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates.
21.	COMMITMENTS

	2009	2010	2011	2012	2013	Thereafter	Total

Operating leases	$11,098	$10,750	$9,907	$8,157	$8,176	$31,735	$79,823
Operating leases include office rent and vehicle leases

22.	CONTINGENCIES

Pengrowth is sometimes named as a defendant in litigation. The nature of these claims is usually related to settlement of normal operational issues and labour issues. The outcome of such claims against Pengrowth is not determinable at this time; however, their ultimate resolution is not expected to have a materially adverse effect on Pengrowth as a whole.

23.	SUBSEQUENT EVENTS

Subsequent to December 31, 2008, Pengrowth has entered into a series of fixed price commodity sales contracts with third parties as follows:
Crude Oil:

	Volume	Reference
Remaining term	(bbl/d)	Point	Price per bbl

Financial:
Mar 1, 2009 - Dec 31, 2009	500	WTI (1)	$58.00 Cdn
April 1, 2009 - Dec 31, 2009	1,000	WTI (1)	$57.78 Cdn
Jan 1, 2010 - Dec 31, 2010	5,000	WTI (1)	$69.06 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
24.	RECONCILIATION OF FINANCIAL STATEMENTS TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
The significant differences between Canadian generally accepted accounting principles (Canadian GAAP) which, in most respects, conforms to United States generally accepted accounting principles (U.S. GAAP), as they apply to Pengrowth, are as follows:
(a)	As required annually under U.S. GAAP, the carrying value of petroleum and natural gas properties and related facilities, net of future or deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at ten percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties. At December 31, 2008, the application of the full cost ceiling test under U.S. GAAP resulted in a before-tax write-down of capitalized costs of $1,529.9 million. At December 31, 2007, the application of the full cost ceiling test under U.S. GAAP did not result in a write-down of capitalized costs.

Where the amount of a ceiling test write-down under Canadian GAAP differs from the amount of the write-down under U.S. GAAP, the charge for depletion will differ in subsequent years. In addition to the write-down of capitalized costs in 2008, Pengrowth had write-downs of capitalized costs in 2006, 1998 and 1997 of $114.2 million, $328.6 million and $49.8 million, respectively. In addition, under U.S. GAAP depletion is calculated based on constant dollar reserves as opposed to escalated dollar reserves required under Canadian GAAP. As such, the depletion rate under U.S. GAAP differs from Canadian GAAP. The effect of ceiling test impairments and a different depletion rate under U.S. GAAP has reduced the 2008 depletion charge by $24.7 million (2007 — $35.8 million). Depletion on a per unit of production was $20.21 per BOE (2007 — $19.83).

(b)	Other comprehensive income under U.S. GAAP differs from that presented under Canadian GAAP as a result of designating a cash flow hedge at different dates under U.S. GAAP as compared to Canadian GAAP. Effective January 1, 2007, Pengrowth ceased to designate its foreign exchange swaps as a cash flow hedge of the U.K. term debt. The amount deferred in accumulated other comprehensive income pertaining to this hedging relationship when the hedge was de-designated of $2.4 million is being amortized to income over the remaining life of the foreign exchange swap of approximately nine years at the time it ceased to be designated as a hedge. The accounting treatment for this foreign exchange swap subsequent to January 1, 2007 under U.S. GAAP is consistent with the accounting treatment under Canadian GAAP.

(c)	Under U.S. GAAP, securities which are subject to mandatory redemption requirements or whose redemption is outside the control of the issuer must be classified outside of permanent equity and are to be recorded at their redemption amount at each balance sheet date with changes in redemption amount being charged to the deficit. The amount charged to the deficit representing the change in the redemption amount between balance sheet dates for the periods presented must also be disclosed. Furthermore, the balance sheet disclosure of “trust unitholders’ capital” would not be permitted and trust unitholders’ capital would be reclassified to mezzanine equity, a liability.

The trust units are redeemable at the option of the holder at a redemption price equal to the lesser of 95% of the average closing price of the trust units for the 10 trading days after the trust units have been surrendered for redemption and the closing price on the date the trust units have been surrendered for redemption. However, the total amount payable by the Trust in cash in any one calendar month is limited to a maximum of $25,000. Redemptions in excess of the cash limit must be satisfied by way of a distribution in specie of a pro rata share of royalty units and other assets, excluding facilities, pipelines or other assets associated with oil and gas production, which are held by the Trust at the time the trust units are to be redeemed. As a result of the significant limitation on the cash amount payable by the Trust in respect of redemptions, and that any royalty units issued would have similar characteristics of the trust units and be convertible back into trust units, the trust units have not been classified as redeemable equity for the purposes of U.S. GAAP.

(d)	Under U.S. GAAP, an entity that is subject to income tax in multiple jurisdictions is required to disclose income tax expense in each jurisdiction. Pengrowth is subject to tax at the federal and provincial level. The portion of the income tax reduction taxed at the federal level for the year ended December 31, 2008 is $319.5 million (2007 — $219.0 million). The portion of income tax reduction taxed at the provincial level is $173.8 million (2007 — $114.7 million).

As a result of changes to income trust tax legislation in 2007 that modify the taxation of certain flow-through entities including mutual fund trusts and their unitholders, Pengrowth has recognized future income taxes on temporary differences in the trust legal entity during the period. Previously, future income taxes were recorded only on temporary differences in the corporate subsidiaries of the Trust. An additional $138.5 million future income tax reduction was recorded under U.S. GAAP in the second quarter of 2007 resulting from the tax basis of the assets in the Trust further exceeding their book basis under U.S. GAAP due to write downs of petroleum and natural gas properties and differences in the future income tax rate applicable under U.S. GAAP.

(e)	Additional disclosures required by SFAS 123 (revised 2004) with respect to Pengrowth’s equity incentive plans are provided below.

The intrinsic value of the DEUs, trust unit rights and trust unit options exercised was as follows:

	2008		2007
	Number Exercised	Intrinsic Value	Number Exercised	Intrinsic Value

DEUs	202,020	$4,511	2,931	$58
Trust Unit Rights	263,857	1,271	343,925	2,837
Trust Unit Options	26,506	64	6,690	32

Total	492,383	$5,846	353,546	$2,927

The following table summarizes information about trust unit options, trust unit rights and DEUs vested and expected to vest:

At December 31, 2008	Trust Units Options	Trust Unit Rights	DEUs

Number vested and expected to vest	1,700	3,158,397	1,117,550
Weighted average exercise price per unit(1)	$14.95	$16.76	$—
Aggregate intrinsic value(2)	$—	$—	$10,449
Weighted average remaining life (years)	0.5	3.20	1.4

At December 31, 2007	Trust Units Options	Trust Unit Rights	DEUs

Number vested and expected to vest	66,318	2,088,505	921,480
Weighted average exercise price per unit(1)	$15.25	$17.26	$—
Aggregate intrinsic value(2)	$157	$756	$16,236
Weighted average remaining life (years)	0.8	3.3	1.5

(1)	No proceeds are received upon exercise of DEUs.

(2)	Based on December 31 closing trust unit price.
The following table summarizes information about trust unit options and trust unit rights outstanding:

At December 31, 2008	Trust Units Options	Trust Unit Rights	DEUs

Number exercisable(1)	1,700	1,950,375	2,209
Weighted average exercise price per unit(2)	$14.95	$16.52	$—
Aggregate intrinsic value(3)	$—	$—	$25
Weighted average remaining life (years)	0.5	2.70	—

At December 31, 2007	Trust Units Options	Trust Unit Rights	DEUs

Number exercisable	66,318	1,317,296	—
Weighted average exercise price per unit(1)	$15.25	$16.30	$—
Aggregate intrinsic value(2)	$157	$1,743	$—
Weighted average remaining life (years)	0.8	3.3	—

(1)	DEUs exercisable at December 31, 2008 were granted to employees on long-term leave on vesting date. DEUs will be exercised upon return from long-term leave or termination from the plan. No DEUs were exercisable at December 31, 2007

(2)	No proceeds are received upon exercise of DEUs.

(3)	Based on December 31 closing price.
(f)	Under Canadian GAAP, the convertible debentures are classified as debt with a portion, representing the estimated fair value of the conversion feature at the date of issue, being allocated to equity. In addition, under Canadian GAAP a non-cash interest expense or income representing the effective yield of the debt component is recorded in the consolidated statements of income with a corresponding credit or debit to the convertible debenture liability balance to accrete the balance to the principal due on maturity as a result of the portion allocated to equity.

Under U.S. GAAP, the convertible debentures, in their entirety, are classified as debt. The non-cash interest expense recorded under Canadian GAAP related to the equity portion of the debenture would not be recorded under U.S. GAAP.

(g)	In July 2006, FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) was issued. FIN 48 is an interpretation of FASB Statement No 109, “Accounting for Income Taxes,” and it seeks to reduce the diversity in practice associated with certain aspects of measurement and recognition in accounting for income taxes. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, and accounting in interim periods and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 was effective as of the beginning of Pengrowth’s 2007 fiscal year. The cumulative effect, if any, of applying FIN 48 was to be reported as an adjustment to the opening deficit in the year of adoption. Adoption of FIN 48 on January 1, 2007 did not have a material effect on Pengrowth’s financial statements. Interest and penalties related to uncertain tax positions, which are included in income tax expense, were not material for the years ended December 31, 2008 and December 31, 2007.

The following table summarizes the unrecognized tax benefits under FIN 48:

	2008	2007

Balance, January 1	$17,810	$—
Additions based on tax positions in the year	3,859	17,810
Decrease due to change in tax rates	(430)	—

Balance, December 31	$21,239	$17,810

The following table summarizes open taxation years, by jurisdiction:

Jurisdiction	Years

Federal	2004 - 2008
Alberta, British Columbia, Saskatchewan, and Nova Soctia	2004 - 2008

The 2004 tax examination by federal authorities is currently in progress.

Under FIN 48, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities. It is anticipated that no amount of the current or prior year unrecognized tax benefit will be realized in the next year. The unrecognized tax benefit, if recognized, would have a favourable impact on Pengrowth’s effective income tax rate in future periods.

(h)	Fair Value Measurements

In September 2006, FASB issued Statement of Financial Accounting Standard No. 157 (“SFAS 157”). FAS 157 defines fair value and establishes a framework for measuring fair value when an entity is required to use a fair value measure for recognition or disclosure purposes and expands the disclosures about fair value measurements. In February 2008, FASB issued Staff Position No 157-2 (“FSP 157-2”) which allows for a one year deferral on the implementation of SFAS 157 for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis (less frequently than annually).

Effective January 1, 2008, Pengrowth adopted SFAS 157 (as amended) for assets and liabilities measured or disclosed at fair value, with the one year deferral for non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis. There was no impact on the financial position, results of operations or cash flows as a result of the adoption of SFAS 157 for financial assets and liabilities. Pengrowth has not assessed the impact of SFAS 157 on non-financial assets and liabilities that are recognized or disclosed at fair value on a nonrecurring basis.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs are unadjusted quoted prices, in active markets for identical assets or liabilities at the measurement date. Level 2 inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Level 3 inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date with consideration given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following tables provide fair value measurement information for financial assets and liabilities as of December 31, 2008 and December 31, 2007. The carrying value of cash equivalents, accounts receivable, accounts payable and accrued liabilities, bank indebtedness, due from manager and distributions payable included in the consolidated balance sheet approximate fair value due to the short term nature of those instruments. The fair value of the Canadian dollar revolving credit facility is equal to its carrying amount as the facility bears interest at floating rates. These assets and liabilities are not included in the following tables.

			Fair Value Measurements Using:
			Quoted Prices in	Significant Other	Significant
	Carrying		Active Markets	Observable	Unobservable
As at December 31, 2008	Amount	Fair Value	(Level 1)	Inputs (Level 2)	Inputs (Level 3)

Financial Assets
Remediation trust funds	$27,122	$26,948	$26,948	$—	$—
Fair value of risk management contracts	145,965	145,965	—	145,965
Other Assets
— Investment in Result Energy Inc	624	624	624	—	—

Financial Liabilities
U.S. dollar denominated debt	1,049,218	1,213,723	—	1,213,723	—
U.K. Pound Sterling denominated debt	88,285	95,495	—	95,495	—
Canadian dollar denominated debt	15,000	16,074	—	16,074	—
Convertible debentures	74,915	68,014	68,014	—	—

			Fair Value Measurements Using:
				Significant Other	Significant
			Quoted Prices in	Observable	Unobservable
	Carrying		Active Markets	Inputs	Inputs
As at December 31, 2007	Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)

Financial Assets
Remediation trust funds	$18,094	$18,107	18,107	—	—
Fair value of risk management contracts	14,058	14,058	—	14,058	—
Financial Liabilities
U.S. dollar denominated debt	591,794	627,674	—	627,674	—
U.K. Pound Sterling denominated debt	97,444	96,181	—	96,181	—
Convertible debentures	75,030	74,741	74,741	—	—
Fair value of risk management contracts	93,459	93,459	—	93,459	—

Level 1 Fair Value Measurements

Remediation trust funds — Investments in the SOEP remediation trust fund are recorded at fair value which is based on the market value of the underlying investments in the fund at the balance sheet date. The fair value of the Judy Creek remediation trust fund is based on the market value of the underlying investments in the fund at the balance sheet date.

Convertible debentures — The fair value of the convertible debentures has been determined using the closing trading price of the debentures on the balance sheet date.

Investment in Result Energy Inc. — The fair value of the investment in Result Energy Inc. (Result) has been determined using the closing trading price of Result’s common shares on the balance sheet date.

Level 2 Fair Value Measurements

Risk management contracts — The fair value of the risk management contracts are estimated based on the mark-to-market method of accounting, using publicly quoted market prices or, in their absence, third-party market indications and forecasts priced on the last trading day of the applicable period.

Foreign and Canadian dollar denominated debt — The fair value of the foreign and Canadian dollar denominated term notes is determined based on the risk free interest rate on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.
(i)	New Accounting Pronouncements
In March 2008, FASB issued SFAS No. 161, ‘Disclosures about Derivative Instruments and Hedging activities’ (“SFAS 161”). SFAS 161 requires entities to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for years beginning on or after November 15, 2008. Pengrowth has not yet determined the impact of SFAS 161 on the financial statement disclosures.

In December 2007, FASB revised SFAS No. 141, ‘Business Combinations’ (“SFAS 141R”). SFAS 141R requires an acquirer to be identified for all business combinations and applies the same method of accounting for business combinations — the acquisition method — to all transactions. In addition, transaction costs associated with acquisitions are required to be expensed. The revised statement is effective to business combinations in years beginning on or after December 31, 2008. Pengrowth expects that SFAS 141R will have a significant impact on the purchase price allocations completed after the effective date of SFAS 141R.

In December 2008, the Securities and Exchange Commission published final updated rules for disclosure of oil and gas reserves by public companies. The new rules include using the average of the commodity prices on the first day of each month of the year rather than year end pricing for impairment testing, in addition to a number of changes to reserve reporting. These changes are effective for reporting on or after January 1, 2010. For Pengrowth, these changes will take effect for the December 31, 2009 year end. Pengrowth anticipates a significant impact on the future write-downs of capitalized costs. Under the new rules, it is unlikely Pengrowth would have recorded an impairment of capitalized costs in the year ended December 31, 2008.

Consolidated Statements of Income
The application of U.S. GAAP would have the following effect on net income as reported:
(Stated in thousands of Canadian Dollars, except per trust unit amounts)

	Year ended	Year ended
	December 31, 2008	December 31, 2007

Net income for the period, as reported	$395,850	$359,652

Adjustments:
Depletion and depreciation (a)	24,735	35,761
Ceiling test write-down (a)	(1,529,935)	—
Deferred foreign exchange loss	—	(242)
Amortization of discontinued hedge (b)	272	272
Non-cash interest on convertible debentures (f)	40	69
Future tax adjustments	421,369	69,040

Net (loss) income — U. S. GAAP	$(687,669)	$464,552

Other comprehensive (loss) income:
Amortization of discontinued hedge (b)	(272)	(272)

Comprehensive (loss) income — U. S. GAAP	$(687,941)	$464,280

Net (Loss) Income — U. S. GAAP — basic and diluted	$(2.75)	$1.89

Consolidated Balance Sheets
The application of U.S. GAAP would have the following effect on the balance sheets as reported:
(Stated in thousands of Canadian Dollars)

		Increase
As at December 31, 2008	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$4,251,381	$(1,751,873)	$2,499,508
Future income taxes (d)(g)	0	183,366	183,366

		$(1,568,507)

Liabilities
Convertible debentures (f)	$74,915	$80	$74,995
Future income taxes (d)(g)	328,282	(328,282)	—
Other long term liabilities (g)	—	21,239	21,239

Unitholders’ equity (c):
Accumulated other comprehensive income (b)	$—	$1,902	$1,902
Trust unitholders’ equity (a)	2,663,805	(1,263,446)	1,400,359

		$(1,568,507)

		Increase
As at December 31, 2007	As Reported	(Decrease)	U. S. GAAP

Assets
Property, plant and equipment (a)	$4,306,682	$(246,673)	$4,060,009

		$(246,673)

Liabilities
Convertible debentures (f)	$75,030	$120	$75,150
Future income taxes (d)(g)	387,100	(86,850)	300,250
Other long term liabilities (g)	—	17,810	17,810

Unitholders’ equity (c):
Accumulated other comprehensive income (b)	$—	$2,174	$2,174
Trust unitholders’ equity (a)	2,756,220	(179,927)	2,576,293

		$(246,673)

Additional disclosures required under U.S. GAAP
The components of accounts receivable are as follows:

	As at	As at
	December 31, 2008	December 31, 2007

Trade	$159,274	$179,253
Prepaid	37,857	27,330

	$197,131	$206,583

The components of accounts payable and accrued liabilities are as follows:

	As at	As at
	December 31, 2008	December 31, 2007

Accounts payable	$94,799	$93,180
Accrued liabilities	166,029	145,911

	$260,828	$239,091